UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2010
Commission file number 1-12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐      No ☑

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2010

ITEM 1 — FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U. S. dollars, except share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	$	$	$	$

REVENUES	544,947	532,473	1,109,484	1,149,024

OPERATING EXPENSES
Voyage expenses	66,367	62,925	138,917	153,594
Vessel operating expenses (note 16)	150,792	144,004	305,327	296,764
Time-charter hire expense	68,106	116,451	139,019	253,279
Depreciation and amortization	111,234	108,192	219,464	214,745
General and administrative (note 16)	50,256	49,220	98,347	96,928
Loss (gain) on sale of vessels and equipment — net of write-downs (note 13)	22	(11,083)	782	(10,125)
Restructuring charge (note 3)	4,195	5,003	7,978	10,561

Total operating expenses	450,972	474,712	909,834	1,015,746

Income from vessel operations	93,975	57,761	199,650	133,278

OTHER ITEMS
Interest expense	(33,926)	(37,280)	(66,078)	(81,470)
Interest income	2,209	5,023	6,483	11,701
Realized and unrealized (loss) gain on non-designated derivative instruments (note 16)	(219,225)	157,485	(307,072)	204,730
Equity (loss) income from joint ventures (note 11b)	(21,827)	27,380	(24,493)	38,802
Foreign exchange gain (loss) (notes 8 and 16)	27,488	(25,165)	56,514	(13,853)
Loss on bond repurchase (note 8)	(537)	—	(12,645)	—
Other income (note 14)	1,277	3,823	3,699	6,481

Net (loss) income before income taxes	(150,566)	189,027	(143,942)	299,669
Income tax recovery (expense) (note 18)	5,147	4,598	12,454	(1,270)

Net (loss) income	(145,419)	193,625	(131,488)	298,399
Less: Net income attributable to non-controlling interests	(7,729)	(34,266)	(35,662)	(57,535)

Net (loss) income attributable to stockholders of Teekay Corporation	(153,148)	159,359	(167,150)	240,864

Per common share of Teekay Corporation (note 17)
• Basic (loss) earnings attributable to stockholders of Teekay Corporation	(2.10)	2.20	(2.29)	3.32
• Diluted (loss) earnings attributable to stockholders of Teekay Corporation	(2.10)	2.19	(2.29)	3.30
• Cash dividends declared	0.3163	0.3163	0.6325	0.6325
Weighted average number of common shares outstanding (note 17)
• Basic	72,961,471	72,535,899	72,875,508	72,526,101
• Diluted	72,961,471	72,798,023	72,875,508	72,887,474
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars, except share and per share amounts)

	As at	As at
	June 30, 2010	December 31, 2009
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	641,467	422,510
Restricted cash (note 9)	33,601	36,068
Accounts receivable, including non-trade of $21,744 (2009 — $19,521)	247,844	234,676
Vessels held for sale (note 13)	—	10,250
Net investment in direct financing leases (note 4)	27,313	27,210
Prepaid expenses	96,556	96,549
Current portion of derivative assets (note 16)	18,139	29,996
Advances to joint venture partner	6,900	—
Other assets	8,509	7,119

Total current assets	1,080,329	864,378

Restricted cash — non-current (note 9)	564,265	579,243
Vessels and equipment (note 8)
At cost, less accumulated depreciation of $1,836,848 (2009 — $1,673,380)	5,655,150	5,793,864
Vessels under capital leases, at cost, less accumulated amortization of $155,186 (2009 — $138,569) (note 9)	891,748	903,521
Advances on newbuilding contracts (notes 11a and 11b)	215,407	138,212

Total vessels and equipment	6,762,305	6,835,597

Net investment in direct financing leases — non-current (note 4)	475,479	485,202
Marketable securities	13,831	18,904
Loans to joint ventures, bearing interest between 4.4% to 6.5%	19,022	21,998
Derivative assets (note 16)	75,762	18,119
Deferred income tax asset (note 18)	16,529	6,516
Investment in joint ventures (note 11b)	126,623	139,790
Other non-current assets	123,734	130,624
Intangible assets — net (note 6)	200,181	213,870
Goodwill	203,191	203,191

Total assets	9,661,251	9,517,432

LIABILITIES AND EQUITY
Current
Accounts payable	47,776	57,242
Accrued liabilities (note 16)	285,503	280,947
Current portion of derivative liabilities (note 16)	147,089	136,454
Current portion of long-term debt (note 8)	284,556	231,209
Current obligation under capital leases (note 9)	39,568	41,016
Current portion of in-process revenue contracts (note 6)	46,945	56,758
Loan from joint venture partners	30	1,294

Total current liabilities	851,467	804,920

Long-term debt, including amounts due to joint venture partners of $13,500 (2009 — $16,410) (note 8)	4,083,874	4,187,962
Long-term obligation under capital leases (note 9)	725,922	743,254
Derivative liabilities (note 16)	504,433	223,025
Deferred income tax liability (note 18)	—	11,628
Asset retirement obligation	21,238	22,092
In-process revenue contracts (note 6)	172,591	187,602
Other long-term liabilities	230,681	241,279

Total liabilities	6,590,206	6,421,762

Commitments and contingencies (notes 4, 9, 11 and 16)
Redeemable non-controlling interest (note 11d)	42,676	—
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 72,978,460 shares outstanding (2009 — 72,694,345); 73,477,660 shares issued (2009 — 73,193,545)) (note 10)	672,820	656,193
Retained earnings	1,398,106	1,585,431
Non-controlling interest	978,942	855,580
Accumulated other comprehensive loss (note 15)	(21,499)	(1,534)

Total equity	3,028,369	3,095,670

Total liabilities and equity	9,661,251	9,517,432

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2010	2009
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net (loss) income	(131,488)	298,399
Non-cash items:
Depreciation and amortization	219,464	214,745
Amortization of in-process revenue contracts	(24,824)	(37,769)
Loss (gain) on sale of vessels and equipment	261	(27,634)
Write-down of intangible assets and other	—	1,076
Write-down of vessels and equipment	521	16,433
Loss on repurchase of bonds	12,645	—
Equity loss (income), net of dividends received	24,493	(35,860)
Income tax (recovery) expense	(12,454)	1,270
Employee stock option compensation	8,110	6,059
Foreign exchange and other	(53,761)	7,920
Unrealized loss (gain) on derivative instruments	227,402	(271,471)
Change in operating assets and liabilities (note 7)	(25,983)	82,343
Expenditures for drydocking	(24,072)	(26,243)

Net operating cash flow	220,314	229,268

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt (note 8)	845,106	297,224
Debt issuance costs	(12,538)	(664)
Scheduled repayments of long-term debt	(107,077)	(137,777)
Prepayments of long-term debt	(741,898)	(632,910)
Repayments of capital lease obligations	(1,759)	(4,617)
Proceeds from loans from joint venture partner	591	—
Repayment of loans from joint venture partner	(1,264)	(4,973)
(Increase) decrease in restricted cash	(1,769)	5,805
Net proceeds from issuance of Teekay LNG Partners L.P. units	—	67,095
Net proceeds from issuance of Teekay Offshore Partners L.P. units (note 5)	94,491	—
Net proceeds from issuance of Teekay Tankers Ltd. shares (note 5)	103,036	65,556
Issuance of Common Stock upon exercise of stock options	2,437	160
Distribution from subsidiaries to non-controlling interests	(73,736)	(53,093)
Cash dividends paid	(46,058)	(45,861)

Net financing cash flow	59,562	(444,055)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(92,428)	(344,888)
Proceeds from sale of vessels and equipment	27,591	198,837
Investment in joint ventures	(306)	(7,522)
Advances to joint ventures and joint venture partner	(4,868)	(1,420)
Investment in direct financing lease assets	(4,199)	—
Direct financing lease payments received	13,819	3,251
Other investing activities	(528)	25,035

Net investing cash flow	(60,919)	(126,707)

Increase (decrease) in cash and cash equivalents	218,957	(341,494)
Cash and cash equivalents, beginning of the period	422,510	814,165

Cash and cash equivalents, end of the period	641,467	472,671

Supplemental cash flow information (note 7)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars)

	TOTAL EQUITY
		Common		Accumulated
	Thousands	Stock and		Other
	of Common	Additional		Comprehensive	Non-
	Shares	Paid-in	Retained	Income	controlling
	Outstanding	Capital	Earnings	(Loss)	Interest	Total
	#	$	$	$	$	$
Balance as at December 31, 2009	72,694	656,193	1,585,431	(1,534)	855,580	3,095,670

Net (loss) income			(167,150)		35,662	(131,488)
Other comprehensive income (loss):
Unrealized loss on marketable securities				(5,073)		(5,073)
Pension adjustments, net of taxes				413		413
Unrealized net loss on qualifying cash flow hedging instruments (note 16)				(16,742)	(3,200)	(19,942)
Realized net loss on qualifying cash flow hedging instruments (note 16)				1,437	460	1,897

Comprehensive income (loss)					32,922	(154,193)

Dividends declared			(46,077)		(73,736)	(119,813)
Reinvested dividends	2	19				19
Exercise of stock options and other	282	2,437				2,437
Employee stock option compensation and other (note 10)		14,171				14,171
Dilution gain on equity offerings of Teekay Offshore and Teekay Tankers (note 5)			31,078			31,078
Dilution loss on initiation of majority owned subsidiary (note 11d)			(5,176)		(2,256)	(7,432)
Addition of non-controlling interest from share and unit issuances and other					166,432	166,432

Balance as at June 30, 2010	72,978	672,820	1,398,106	(21,499)	978,942	3,028,369

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$

Net (loss) income	(145,419)	193,625	(131,488)	298,399

Other comprehensive (loss) income:
Unrealized (loss) gain on marketable securities	(3,296)	3,531	(5,073)	1,090
Pension adjustments, net of taxes	64	437	413	874
Unrealized (loss) gain on qualifying cash flow hedging instruments	(16,002)	21,047	(19,942)	20,930
Realized loss on qualifying cash flow hedging instruments	884	5,943	1,897	18,687

Other comprehensive (loss) income	(18,350)	30,958	(22,705)	41,581

Comprehensive (loss) income	(163,769)	224,583	(154,193)	339,980
Less: Comprehensive income attributable to non-controlling interests	(5,446)	(37,020)	(32,922)	(62,246)

Comprehensive (loss) income attributable to stockholders of Teekay Corporation	(169,215)	187,563	(187,115)	277,734

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
1. Summary of Significant Accounting Policies
Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2009, included in the Company’s Annual Report on Form 20-F. In the opinion of management, these unaudited financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three and six months ended June 30, 2010, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given the current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts.
Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period, primarily relating to the reclassification of unrecognized tax benefits of $40.9 million at December 31, 2009 from accrued liabilities to other long-term liabilities in the consolidated balance sheets, and certain crew training expenses of $3.5 million and $6.9 million, respectively, for the three and six months ended June 30, 2009 from general and administrative expenses to vessel operating expenses in the consolidated statements of income (loss).
Adoption of New Accounting Pronouncements
In January 2010, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidations that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.
2. Segment Reporting
The Company has five operating segments and four reportable segments: its shuttle tanker and floating storage and offtake (or FSO) segment (or Teekay Navion Shuttle Tankers and Offshore), its floating production, storage and offloading (or FPSO) segment (or Teekay Petrojarl), its liquefied gas segment (or Teekay Gas Services) and its conventional tanker segment (or Teekay Tanker Services). The Company’s shuttle tanker and FSO segment consists of shuttle tankers and FSO units. The Company’s FPSO segment consists of FPSO units and other vessels used to service its FPSO contracts. The Company’s liquefied gas segment consists of liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers. The Company’s conventional tanker segment consists of conventional crude oil and product tankers that are subject to: long-term, fixed-rate time-charter contracts, which have an original term of one year or more; operate in the spot tanker market; or are subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts, which have an original term of less than one year. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments is the same as those used in the preparation of the Company’s consolidated financial statements.
The following tables present results for these segments for the three and six months ended June 30, 2010 and 2009:

	Shuttle		Liquefied	Conventional
	Tanker and FSO	FPSO	Gas	Tanker
Three months ended June 30, 2010	Segment	Segment	Segment	Segment	Total

Revenues (1)	167,502	124,223	60,797	192,425	544,947
Voyage expenses	35,761	—	122	30,484	66,367
Vessel operating expenses	41,494	50,433	11,356	47,509	150,792
Time-charter hire expense	23,433	—	—	44,673	68,106
Depreciation and amortization	33,456	23,754	15,885	38,139	111,234
General and administrative (2)	14,145	4,521	5,558	26,032	50,256
(Gain) loss on sale of vessels and equipment, net of write-downs	(736)	—	—	758	22
Restructuring charge	349	—	195	3,651	4,195

Income from vessel operations	19,600	45,515	27,681	1,179	93,975

Total assets of operating segments at June 30, 2010	1,709,084	1,177,321	2,860,598	2,797,403	8,544,406

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)

	Shuttle		Liquefied	Conventional
	Tanker and FSO	FPSO	Gas	Tanker
Three months ended June 30, 2009	Segment	Segment	Segment	Segment	Total

Revenues	138,324	97,572	57,265	239,312	532,473
Voyage expenses	16,167	—	(34)	46,792	62,925
Vessel operating expenses	42,941	47,301	12,434	41,328	144,004
Time charter hire expense	25,695	—	—	90,756	116,451
Depreciation and amortization	28,738	25,745	15,471	38,238	108,192
General and administrative (2)	12,868	7,273	5,055	24,024	49,220
Loss (gain) on sale of vessels and equipment, net of write-downs	941	—	—	(12,024)	(11,083)
Restructuring charge	2,536	—	1,030	1,437	5,003

Income from vessel operations	8,438	17,253	23,309	8,761	57,761

Total assets of operating segments at June 30, 2009	1,683,936	1,285,098	2,676,786	3,076,582	8,722,402

	Shuttle		Liquefied	Conventional
	Tanker and FSO	FPSO	Gas	Tanker
Six months ended June 30, 2010	Segment	Segment	Segment	Segment	Total

Revenues (1)	323,450	256,221	123,331	406,482	1,109,484
Voyage expenses	65,064	—	95	73,758	138,917
Vessel operating expenses	84,815	98,398	22,726	99,388	305,327
Time-charter hire expense	48,471	—	—	90,548	139,019
Depreciation and amortization	64,014	47,502	31,412	76,536	219,464
General and administrative (2)	26,290	13,347	10,329	48,381	98,347
(Gain) loss on sale of vessels and equipment, net of write-downs	(736)	—	—	1,518	782
Restructuring charge	674	—	314	6,990	7,978

Income from vessel operations	34,858	96,974	58,455	9,363	199,650

	Shuttle		Liquefied	Conventional
	Tanker and FSO	FPSO	Gas	Tanker
Six months ended June 30, 2009	Segment	Segment	Segment	Segment	Total

Revenues	288,189	189,498	114,848	556,489	1,149,024
Voyage expenses	34,575	—	258	118,761	153,594
Vessel operating expenses	89,331	93,187	24,459	89,787	296,764
Time charter hire expense	57,873	—	—	195,406	253,279
Depreciation and amortization	57,991	51,525	30,068	75,161	214,745
General and administrative (2)	25,391	15,602	9,975	45,960	96,928
Loss (gain) on sale of vessels and equipment, net of write-downs	941	—	—	(11,066)	(10,125)
Restructuring charge	5,298	—	3,212	2,051	10,561

Income from vessel operations	16,789	29,184	46,876	40,429	133,278

(1)
FPSO segment includes $29.2 and $59.2 million in revenue for the three and six months ended June 30, 2010, respectively, related to operations in previous years as a result of executing a contract amendment in March 2010.

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
A reconciliation of total segment assets to amounts presented in the accompanying consolidated balance sheets is as follows:

	June 30, 2010	December 31, 2009
	$	$
Total assets of all segments	8,544,406	8,640,315
Cash and restricted cash	641,467	422,510
Accounts receivable and other assets	475,378	454,607

Consolidated total assets	9,661,251	9,517,432

3. Restructuring Charge
During the three and six months ended June 30, 2010, the Company incurred $4.2 million and $8.0 million, respectively, of restructuring costs. The restructuring costs primarily relate to the reflagging of certain vessels, crew changes, and global staffing changes. At June 30, 2010 and December 31, 2009, $nil and $2.0 million, respectively, of restructuring liability were recorded in accrued liabilities on the consolidated balance sheet.
4. Operating and Direct Financing Leases
Operating Lease Obligations
Teekay Tangguh Subsidiary
On November 1, 2006, the Company’s subsidiary, Teekay LNG Partners, L.P. (or Teekay LNG) entered into an agreement with Teekay to purchase its 100% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or Teekay Tangguh Subsidiary). As at June 30, 2010, the Teekay Tangguh Subsidiary was a party to operating leases (or Head Leases) whereby it is the lessor and is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company. The Teekay Tangguh Subsidiary is then leasing back the LNG carriers from the same third party company (or Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Subsidiary. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the third party company is entitled to increase the lease payments under the Sublease to maintain its agreed after-tax margin. The Teekay Tangguh Subsidiary’s carrying amount of this tax indemnification was $10.6 million at June 30, 2010, and is included as part of other long-term liabilities in the accompanying consolidated balance sheets of the Company. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2033. Although there is no maximum potential amount of future payments, the Teekay Tangguh Subsidiary may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Subsidiary will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for each of the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.
As at June 30, 2010, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

	Head Lease	Sublease
Year	Receipts(1)	Payments(1)
Remainder of 2010	$14,444	$12,536
2011	$28,875	$25,072
2012	$28,860	$25,072
2013	$28,843	$25,072
2014	$28,828	$25,072
Thereafter	$303,735	$357,387

Total	$433,585	$470,211

(1)
The Head Leases are fixed-rate operating leases while the Subleases have a small variable-rate component. As at June 30, 2010, the Company has received $76.8 million of Head Lease receipts and has paid $29.4 million of Sublease payments.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
Net Investment in Direct Financing Leases
The time-charters for two of the Company’s LNG carriers, one FSO unit and equipment that reduce volatile organic compound emissions (or VOC equipment) are accounted for as direct financing leases. The following table lists the components of the net investments in direct financing leases:

	June 30,	December 31,
	2010	2009
	$	$

Total minimum lease payments to be received	831,994	869,268
Estimated unguaranteed residual value of leased properties	203,465	203,465
Initial direct costs and other	1,849	1,134
Less unearned revenue	(534,516)	(561,455)

Total	502,792	512,412
Less current portion	27,313	27,210

Total	475,479	485,202

As at June 30, 2010, minimum lease payments to be received by the Company in each of the next five succeeding fiscal years are approximately $35.6 million (remainder of 2010), $68.5 million (2011), $62.4 million (2012), $49.5 million (2013) and $48.1 million (2014). The VOC equipment lease is scheduled to expire in 2014, the FSO contract is scheduled to expire in 2017, and the LNG time-charters are both scheduled to expire in 2029.
5. Equity Offerings by Subsidiaries
In March 2010, the Company’s subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) completed a public offering of 5.06 million common units (including 660,000 units issued upon the exercise of the underwriter’s overallotment option) at a price of $19.48 per unit, for total gross proceeds of $100.6 million (including the general partner’s $2.0 million proportionate capital contribution). As a result, the Company’s ownership of Teekay Offshore was reduced from 40.5% to 35.9% (including the Company’s 2% general partner interest). Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and continues to consolidate this subsidiary. As a result of the offering, the Company recorded an increase to retained earnings of $23.3 million, which represents the Company’s dilution gain from the issuance of units in Teekay Offshore during the six months ended June 30, 2010.
In April 2010, the Company’s subsidiary Teekay Tankers Ltd. (or Teekay Tankers) completed a public offering of 8.78 million common shares of its Class A Common Stock (including 1,079,000 commons shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.25 per share, for gross proceeds of $107.5 million. The Company concurrently purchased 2,612,244 unregistered common shares at the April 2010 offering price. As a result, the Company’s ownership of Teekay Tankers was reduced from 42.2% to 37.1%. Teekay maintains voting control of Teekay Tankers through its ownership of shares of Teekay Tankers’ Class A and Class B common stock and continues to consolidate this subsidiary. As a result of the offering, the Company recorded an increase to retained earnings of $7.9 million, which represents the Company’s dilution gain from the issuance of share in Teekay Tankers during the six months ended June 30, 2010.
See Notes 20(a) and 20(c) to these unaudited consolidated financial statements for information relating to equity offerings by the Company’s subsidiaries Teekay LNG in July 2010 and Teekay Offshore in August 2010.
6. Intangible Assets and In-Process Revenue Contracts
Intangible Assets

	Weighted-Average	Gross Carrying	Accumulated	Net Carrying
	Amortization Period	Amount	Amortization	Amount
	(Years)	$	$	$
As at June 30, 2010:
Contracts of affreightment	10.2	124,251	(92,044)	32,207
Time-charter contracts	16.0	230,668	(91,848)	138,820
Vessel purchase options	—	23,900	—	23,900
Other intangible assets	4.5	11,430	(6,176)	5,254

	12.9	390,249	(190,068)	200,181

As at December 31, 2009:
Contracts of affreightment	10.2	124,251	(88,015)	36,236
Time-charter contracts	16.0	231,221	(83,823)	147,398
Vessel purchase options	—	23,900	—	23,900
Other intangible assets	2.8	20,731	(14,395)	6,336

	12.6	400,103	(186,233)	213,870

Aggregate amortization expense of intangible assets for the three and six months ended June 30, 2010, was $7.0 million (2009 — $8.5 million) and $14.2 million (2009 — $17.1 million), respectively, which is included in depreciation and amortization. Amortization of intangible assets for the next five fiscal years is expected to be $12.6 million (remainder of 2010), $23.2 million (2011), $31.4 million (2012), $14.2 million (2013), $13.2 million (2014) and $105.6 million (thereafter).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
In-Process Revenue Contracts
As part of the Company’s previous acquisitions of Petrojarl ASA (subsequently renamed Teekay Petrojarl AS, or Teekay Petrojarl) and OMI Corporation (or OMI), the Company assumed certain FPSO service contracts and time charter-out contracts with terms that were less favorable than the then prevailing market terms. The Company has recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the remaining terms of the contracts on a weighted basis based on the projected revenue to be earned under the contracts.
Amortization of in-process revenue contracts for the three and six months ended June 30, 2010 was $11.4 million (2009 — $18.7 million) and $24.8 million (2009 — $37.8 million), respectively, which is included in revenues on the consolidated statements of income (loss). Amortization for the next five years is expected to be $23.6 million (remainder of 2010), $43.4 million (2011), $41.0 million (2012) and $37.7 million (2013), $26.3 million (2014) and $47.5 million (thereafter).
7. Supplemental Cash Flow Information
During the six months ended June 30, 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of the Company in exchange for a 33% equity interest in the subsidiary as described in Note 11(d) to these unaudited consolidated financial statements. This contribution has been treated as a non-cash transaction in the Company’s consolidated statement of cash flows.
8. Long-Term Debt

	June 30, 2010	December 31, 2009
	$	$

Revolving Credit Facilities	1,861,339	1,975,360
Senior Notes (8.875%) due July 15, 2011	16,201	177,004
Senior Notes (8.5%) due January 15, 2020	446,434	—
USD-denominated Term Loans due through 2022	1,683,977	1,837,980
Euro-denominated Term Loans due through 2023	346,979	412,417
USD-denominated Unsecured Demand Loan due to Joint Venture Partners	13,500	16,410

	4,368,430	4,419,171
Less current portion	284,556	231,209

	4,083,874	4,187,962

As of June 30, 2010, the Company had 14 long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $3.4 billion, of which $1.6 billion was undrawn. Interest payments are based on LIBOR plus margins; at June 30, 2010, the margins ranged between 0.45% and 3.25% (2009 — 0.45% and 3.25%). At June 30, 2010 and December 31, 2009, the three-month LIBOR was 0.53% and 0.25%, respectively. The total amount available under the Revolvers reduces by $103.4 million (remainder of 2010), $239.2 million (2011), $349.2 million (2012), $756.1 million (2013), $770.4 million (2014) and $1.2 billion (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 63 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.
In January 2010, the Company completed a public offering of $450 million senior unsecured notes due January 15, 2020 (or the 8.5% Notes). The 8.5% Notes were sold at a price equal to 99.181% of par and the discount is accreted using the effective interest rate of 8.625% per year. The Company capitalized issuance costs of $8.6 million, which is recorded in other non-current assets in the consolidated balance sheet, and is amortized over the term of the senior unsecured notes. The 8.5% Notes and the 8.875% senior unsecured notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes and 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries. During the six months ended June 30, 2010, the Company repurchased a principal amount of $160.5 million (2009 — $17.4 million) of the 8.875% Notes, using a portion of the proceeds of the 8.5% Notes offering, and recognized a loss on repurchase of $12.6 million.
The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest) discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date. In addition, at any time or from time to time prior to January 15, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 8.5% Notes issued under the indenture with the net cash proceeds of one or more qualified equity offerings at a redemption price equal to 108.5% of the principal amount of the 8.5% Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date; provided certain conditions are met.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
As of June 30, 2010, the Company had 15 U.S. Dollar-denominated term loans outstanding, which totaled $1.7 billion (2009 — $1.8 billion). Certain of the term loans with a total outstanding principal balance of $453.2 million, as at June 30, 2010 (December 31, 2009 — $480.1 million) bear interest at a weighted-average fixed rate of 5.2% (December 31, 2009 — 5.2%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At June 30, 2010, the margins ranged between 0.3% and 3.25% (December 31, 2009 — 0.3% and 3.25%). At June 30, 2010 and December 31, 2009, the three-month LIBOR was 0.53% and 0.25%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 14 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 29 (December 31, 2009 — 30) of the Company’s vessels, together with certain other security. In addition, at June 30, 2010, all but $128.4 million (December 31, 2009 — $134.3 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.
The Company has two Euro-denominated term loans outstanding, which, as at June 30, 2010, totaled 283.5 million Euros ($347.0 million). The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At June 30, 2010 and December 31, 2009, the margins ranged between 0.6% and 0.66% and the one-month EURIBOR at June 30, 2010, was 0.49% (December 31, 2009 — 0.45%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.
Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized an unrealized foreign exchange gain (loss) of $27.5 million and $56.5 million (2009 — $(25.2) million and $(13.9) million) during the three and six months ended June 30, 2010.
The Company has one U.S. Dollar-denominated loan outstanding owing to a joint venture partner, which, as at June 30, 2010, totaled $13.5 million, including accrued interest. Interest payments on the loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. This loan is repayable on demand no earlier than February 27, 2027.
The weighted-average effective interest rate on the Company’s long-term aggregate debt as at June 30, 2010, was 2.4% (December 31, 2009 — 2.0%). This rate does not reflect the effect of the Company’s interest rate swaps (see Note 16).
Among other matters, the Company’s long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants. Certain loan agreements require that a minimum level of free cash be maintained and as at June 30, 2010 and December 31, 2009, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of at least 7.5% of total debt. As at June 30, 2010, this amount was $231.8 million (December 31, 2009 — $230.3 million).
The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to June 30, 2010, are $114.9 million (remainder of 2010), $330.0 million (2011), $470.5 million (2012), $456.7 million (2013), $876.3 million (2014) and $2.1 billion (thereafter).
As at June 30, 2010, the Company was in compliance with all covenants related to the credit facilities and long-term debt.
9. Capital Lease Obligations and Restricted Cash
Capital Lease Obligations

	June 30,	December 31,
	2010	2009
	$	$

RasGas II LNG Carriers	470,439	470,138
Spanish-Flagged LNG Carrier	104,735	119,068
Suezmax Tankers	190,316	195,064

Total	765,490	784,270
Less current portion	39,568	41,016

Total	725,922	743,254

RasGas II LNG Carriers. As at June 30, 2010, the Company was a party, as lessee, to 30-year capital lease arrangements for the three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. The Company has a 70% share in the leases for the RasGas II LNG Carriers. All amounts below relating to the RasGas II LNG Carrier capital leases include the non-controlling interest’s 30% share.
Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. At inception of the leases the Company’s best estimate of the fair value of the guarantee liability was $18.6 million. The Company’s carrying amount of the remaining tax indemnification guarantee is $9.1 million and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
During 2008, the Company agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for the three RasGas II LNG Carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments is approximately $8.1 million over the term of the leases, with a carrying value of $7.8 million as at June 30, 2010. This amount is included as part of other long-term liabilities in the Company’s consolidated balance sheets.
The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2041. Although there is no maximum potential amount of future payments, the Company may terminate the lease arrangements at any time. If the lease arrangements terminate, the Company will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation.
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at June 30, 2010, the commitments under these capital leases approximated $1.0 billion, including imputed interest of $0.6 billion, repayable as follows:

Year	Commitment
Remainder of 2010	$12,000
2011	$24,000
2012	$24,000
2013	$24,000
2014	$24,000
Thereafter	$929,284
As the payments in the next five years only cover a portion of the estimated interest expense, the lease obligation will continue to increase. Starting 2024, the lease payments will increase to cover both interest and principal to commence reduction of the principal portion of the lease obligations.
Spanish-Flagged LNG Carrier. As at June 30, 2010, the Company was a party, as lessee, to a capital lease on one Spanish-flagged LNG carrier (the Spanish Flagged Carrier), which is structured as a “Spanish tax lease.” Under the terms of the Spanish tax lease, the Company will purchase the vessel at the end of the lease term in December 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the implicit interest rate was 5.8%. As at June 30, 2010, the commitments under this capital lease, including the purchase obligation, approximated 91.7 million Euros ($112.2 million), including imputed interest of 6.2 million Euros ($7.5 million), repayable as follows:

Year	Commitment
Remainder of 2010	26,918 Euros ($32,942)
2011	64,825 Euros ($79,300)
Suezmax Tankers. As at June 30, 2010, the Company was a party, as lessee, to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, the Company is required to purchase these vessels after the end of their respective lease terms for fixed prices as well as assuming the existing vessel financing subject to the lenders consent. At their inception, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Company. As at June 30, 2010, the remaining commitments under these capital leases, including the purchase obligations, approximated $209.7 million, including imputed interest of $19.4 million, repayable as follows:

Year	Commitment
Remainder of 2010	$11,812
2011	$197,854
The Company’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.
FPSO Units. As at June 30, 2010, the Company was a party, as lessee, to capital leases on one FPSO unit, the Petrojarl Foinaven, and the topside production equipment for another FPSO unit, the Petrojarl Banff. However, prior to being acquired by Teekay, Teekay Petrojarl legally defeased its future charter obligations for these assets by making up-front, lump-sum payments to unrelated banks, which have assumed Teekay Petrojarl’s liability for making the remaining periodic payments due under the long-term charters (or Defeased Rental Payments) and termination payments under the leases.
The Defeased Rental Payments for the Petrojarl Foinaven were based on assumed Sterling LIBOR of 8% per annum. If actual interest rates are greater than 8% per annum, the Company receives rental rebates; if actual interest rates are less than 8% per annum, the Company is required to pay rentals in excess of the Defeased Rental Payments. For accounting purposes, this contract feature is an embedded derivative, and has been separated from the host contract and is separately accounted for as a derivative instrument.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
As is typical for these types of leasing arrangements, the Company has indemnified the lessors of the Petrojarl Foinaven for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for fluctuations in actual interest rates from those assumed in the leases.
Restricted Cash
Under the terms of the capital leases for the RasGas II LNG Carriers and the Spanish-Flagged LNG Carrier described above, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the Spanish-Flagged LNG Carrier at the end of the lease period, where applicable. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 8).
As at June 30, 2010 and December 31, 2009, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $478.1 million and $479.4 million, respectively. As at June 30, 2010 and December 31, 2009, the weighted-average interest rates earned on the deposits were 0.6% and 0.4%, respectively.
As at June 30, 2010 and December 31, 2009, the amount of restricted cash on deposit for the Spanish-Flagged LNG carrier was 86.5 million Euros ($105.8 million) and 84.3 million Euros ($120.8 million), respectively. As at June 30, 2010 and December 31, 2009, the weighted-average interest rate earned on these deposits was 5.0%.
The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which totaled $14.0 million and $15.1 million as at June 30, 2010 and December 31, 2009, respectively.
10. Capital Stock
The authorized capital stock of Teekay at June 30, 2010 and December 31, 2009, was 25.0 million shares of Preferred Stock, with a par value of $1 per share, and 725.0 million shares of Common Stock, with a par value of $0.001 per share. During the six months ended June 30, 2010, the Company issued 0.2 million common shares upon the exercise of stock options, and had no share repurchases. As at June 30, 2010, Teekay had 73,477,660 shares of Common Stock (December 31, 2009 — 73,193,545) and no shares of Preferred Stock issued. As at June 30, 2010, Teekay had 72,978,460 shares of Common Stock outstanding (December 31, 2009 — 72,694,345).
During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market, subject to cancellation upon approval by the Board of Directors. As at June 30, 2010, Teekay had not repurchased any shares of Common Stock pursuant to such authorizations. The total remaining share repurchase authorization at June 30, 2010, was $200 million.
On July 2, 2010, the Company amended and restated its Stockholder Rights Agreement (the Rights Agreement), which was originally adopted by the Board of Directors in September 2000. In September 2000, the Board of Directors declared a dividend of one common share purchase right (a Right) for each outstanding share of the Company’s common stock. These Rights continue to remain outstanding and will not be exercisable and will trade with the shares of the Company’s common stock until after such time, if any, as a person or group becomes an “acquiring person” as set forth in the amended Rights Agreement. A person or group will be deemed to be an “acquiring person,” and the Rights generally will become exercisable, if a person or group acquires 20% or more of the Company’s common stock, or if a person or group commences a tender offer that could result in that person or group owning more than 20% of the Company’s common stock, subject to certain higher thresholds for existing stockholders that currently own in excess of 15% of the Company’s common stock. Once exercisable, each Right held by a person other than the “acquiring person” would entitle the holder to purchase, at the then-current exercise price, a number of shares of common stock of the Company having a value of twice the exercise price of the Right. In addition, if the Company is acquired in a merger or other business combination transaction after any such event, each holder of a Right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company’s common stock having a value of twice the exercise price of the Right. The amended Rights Agreement will expire on July 1, 2020, unless the expiry date is extended or the Rights are earlier redeemed or exchanged by the Company. No shareholder has exercised this Right as of June 30, 2010.
During March 2010, the Company granted 733,167 stock options with an exercise price of $24.42 per share, 263,620 restricted stock units with a fair value of $6.4 million, 87,054 performance shares with a fair value of $2.1 million and 27,028 shares of restricted stock with a fair value of $0.7 million to certain of the Company’s employees and directors.
Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit and performance share is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over two or three years from the grant date and the performance shares vest three years from the grant date. Upon vesting, the value of the restricted stock units and performance shares are paid to each grantee in the form of shares. The number of performance share units that vest will range from zero to three times the original number granted, based on certain performance and market conditions.
The weighted-average grant-date fair value of stock options granted during March 2010 was $8.16 per option. The fair value of each stock option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 52.7%; expected life of four years; dividend yield of 3.3%; risk-free interest rate of 2.6%; and estimated forfeiture rate of 9.8%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
During February 2010, the Company modified settlement terms for its then outstanding restricted stock units, such that all restricted stock units will be paid in the form of shares. This modification decreased accrued liabilities by $4.0 million, decreased other long-term liabilities by $2.0 million, and increased additional paid-in capital by $6.0 million.
11. Commitments and Contingencies
a) Vessels Under Construction
As at June 30, 2010, the Company was committed to the construction of three LPG carriers and four shuttle tankers, at a total cost of approximately $586.8 million, excluding capitalized interest. One shuttle tanker delivered in July 2010 and the remaining three shuttle tankers are scheduled for delivery between September 2010 and July 2011. As at June 30, 2010, payments made towards these commitments totaled $192.6 million (excluding $23.1 million of capitalized interest and other miscellaneous construction costs), and long-term financing arrangements existed for $394.2 million of the unpaid cost of these vessels. As at June 30, 2010, the remaining payments required to be made under these newbuilding contracts were $213.0 million (remainder of 2010) and $181.2 million (2011).
b) Joint Ventures
The Company has a 33% interest in a joint venture that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and ENI SpA. Final award of the charter was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. The remaining members of the joint venture are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the joint venture, respectively. In connection with this award, the joint venture has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct the four LNG carriers at a total cost of approximately $906.0 million (of which the Company’s 33% portion is $299.0 million), excluding capitalized interest. As at June 30, 2010, payments made towards these commitments by the joint venture company totaled $181.2 million (of which the Company’s 33% contribution was $59.8 million), excluding capitalized interest and other miscellaneous construction costs. As at June 30, 2010, the remaining payments required to be made under these contracts were $113.2 million (remainder of 2010), $475.6 million (2011) and $135.9 million (2012), of which the Company’s share is 33% of these amounts. In accordance with existing agreements, the Company is required to offer to its subsidiary Teekay LNG Partners L.P. (or Teekay LNG) its 33% interest in these vessels and related charter contracts, no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012. The Company has also provided certain guarantees in relation to the performance of the joint venture company.
For the three and six months ended June 30, 2010, the Company recorded equity (loss) income of $(21.8) million and $(24.5) million (2009 — $27.4 and $38.8 million), respectively. This amount is included in equity (loss) income from joint ventures in the consolidated statements of income (loss). The income or loss was primarily comprised of the Company’s share of the Angola LNG Project net income (loss) and the operations of the Company’s 40% interest in four carriers that are accounted for under the equity method (or the RasGas 3 LNG Carriers). For the three and six months ended June 30, 2010, $(24.6) million and $(30.7) million (2009 — $25.5 million and $33.3 million), respectively, of the equity (loss) gain relates to the Company’s share of unrealized (loss) gain on interest rate swaps.
c) Legal Proceedings and Claims
The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.
d) Redeemable Non-Controlling Interest
During the six months ended June 30, 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The equity issuance resulted in a dilution loss of $7.4 million. The non-controlling interest owner of Teekay Offshore’s 67% owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at June 30, 2010.
e) Other
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
12. Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other non-financial assets.
Cash and cash equivalents, restricted cash and marketable securities — The fair value of the Company’s cash and cash equivalents, restricted cash, and marketable securities approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Vessels held for sale — The fair value of the Company’s vessels held for sale is based on selling prices of similar vessels and approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Loans to and loans from joint ventures and joint venture partners — The fair value of the Company’s loans to and loans from joint ventures and joint venture partners approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Long-term debt — The fair value of the Company’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analyses, based on current rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.
Derivative instruments — The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, foreign exchange rates, and the current credit worthiness of both the Company and the derivative counterparties. For the Foinaven embedded derivative (see Note 9), the calculation of the fair value takes into account the fixed rate in the contract, current interest rates and foreign exchange rates. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.
The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The estimated fair value of the Company’s financial instruments and other non-financial assets and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis is as follows:

	June 30, 2010			December 31, 2009
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level(1)	$	$	$	$

Cash and cash equivalents, restricted cash, and marketable securities	Level 1	1,253,164	1,253,164	1,056,725	1,056,725
Vessels held for sale		—	—	10,250	10,250
Loans to joint ventures		19,022	19,022	21,998	21,998
Loans from joint venture partners		(30)	(30)	(1,294)	(1,294)
Long-term debt		(4,368,430)	(4,080,879)	(4,419,171)	(4,055,367)
Derivative instruments (note 16) (2)
Interest rate swap agreements (3)	Level 2	(649,397)	(649,397)	(378,407)	(378,407)
Interest rate swap agreements (3)	Level 2	95,481	95,481	36,744	36,744
Foreign currency contracts	Level 2	(25,470)	(25,470)	10,461	10,461
Bunker fuel swap contracts	Level 2	(1,417)	(1,417)	612	612
Forward freight agreements	Level 2	552	552	(504)	(504)
Foinaven embedded derivative	Level 2	(9,837)	(9,837)	(8,769)	(8,769)

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

(2)	The Company transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions.

(3)
The fair value of the Company’s interest rate swap agreements at June 30, 2010 includes $32.5 million (December 31, 2009 — $28.5 million) of net accrued interest which is recorded in accrued liabilities on the consolidated balance sheet.

The Company has determined that other than vessels held for sale at December 31, 2009, there are no other non-financial assets or non-financial liabilities carried at fair value at June 30, 2010 and December 31, 2009. See Note 13 to these unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
13. Vessel Sales
During February 2010, the Company sold a 1992-built Aframax tanker, which was presented on the December 31, 2009 consolidated balance sheet as vessel held for sale. The vessel was part of the Company’s conventional tanker segment. The Company realized a loss of $0.2 million as a result of this vessel sale.
During April 2010, Company sold a 1995-built Aframax tanker for $17.3 million, which approximated the vessel net book value. The vessel was part of the Company’s conventional tanker segment.
14. Other Income

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	$	$	$	$
Volatile organic compound emission plant lease income	1,135	1,708	2,565	3,602
Miscellaneous income	142	2,115	1,134	2,879

Other income	1,277	3,823	3,699	6,481

15. Accumulated Other Comprehensive Loss
As at June 30, 2010 and December 31, 2009, the Company’s accumulated other comprehensive loss consisted of the following components:

	June 30,	December 31,
	2010	2009
	$	$
Unrealized (loss) gain on qualifying cash flow hedging instruments	(12,381)	2,923
Pension adjustments, net of tax recoveries	(9,882)	(10,294)
Unrealized gain on marketable securities	764	5,837

	(21,499)	(1,534)

16. Derivative Instruments and Hedging Activities
The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.
Foreign Exchange Risk
The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.
As at June 30, 2010, the Company was committed to the following foreign currency forward contracts:

			Fair Value / Carrying Amount
	Contract Amount		of Asset / (Liability)		Expected Maturity
	In Foreign	Average			Remainder of
	Currency	Forward	Hedge	Non-Hedge	2010	2011	2012
	(millions)	Rate(1)	(in millions of U.S. Dollars)		(in millions of U.S. Dollars)
Norwegian Kroner	1,543.9	6.19	$(10.8)	$(4.2)	$79.9	$120.5	$48.8
Euro	67.4	0.73	(2.1)	(7.6)	33.1	45.0	14.2
Canadian Dollar	36.4	1.09	0.7	—	20.1	13.4	—
British Pounds	51.6	0.66	(1.2)	(0.3)	30.0	37.2	11.4

			$(13.4)	$(12.1)	$163.1	$216.1	$74.4

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
Interest Rate Risk
The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps which exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. The Company has not designated its interest rate swaps as cash flow hedges for accounting purposes.
As at June 30, 2010, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

			Fair Value /	Weighted-
			Carrying Amount	Average	Fixed
	Interest	Principal	of Asset /	Remaining	Interest
	Rate	Amount	(Liability)(1)	Term	Rate
	Index	$	$	(Years)	(%)(2)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	445,231	(79,215)	26.6	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	3,407,360	(492,404)	9.2	4.7
U.S. Dollar-denominated interest rate swaps (4)	LIBOR	200,000	(43,415)	20.0	5.7
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	472,524	95,481	26.6	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (5) (6)	EURIBOR	346,979	(34,363)	14.0	3.8

(1)	The fair value of the Company’s interest rate swap agreements includes $32.5 million of accrued interest which is recorded in accrued liabilities on the consolidated balance sheet.

(2)	Excludes the margins the Company pays on its variable-rate debt, which at of June 30, 2010 ranged between 0.30% to 3.25%.

(3)	Principal amount reduces quarterly.

(4)	Inception dates of swaps in 2011 ($200.0 million).

(5)	Principal amount reduces monthly to 70.1 million Euros ($85.8 million) by the maturity dates of the swap agreements.

(6)	Principal amount is the U.S. Dollar equivalent of 283.5 million Euros.
Spot Tanker Market Risk
In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time the Company has entered into forward freight agreements (or FFAs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce the Company’s exposure to spot tanker market rates. As at June 30, 2010, the FFAs had an aggregate notional value of $22.1 million, which is an aggregate of both long and short positions. The FFAs expire between July 2010 and December 2010. The Company has not designated these contracts as cash flow hedges for accounting purposes.
Commodity Price Risk
The Company enters into bunker fuel swap contracts relating to a portion of its bunker fuel expenditures. The Company has not designated its bunker fuel swap contracts as cash flow hedges for accounting purposes. As at June 30, 2010, the Company was committed to contracts totalling 27,270 metric tonnes with a weighted-average price of $455.65 per tonne. These bunker fuel swap contracts expire between July 2010 and December 2010. The Company has not designated these contracts as cash flow hedges for accounting purposes.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
Tabular Disclosure
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current			Current
	Portion of			Portion of
	Derivative	Derivative	Accrued	Derivative	Derivative
	Assets	Assets	Liabilities	Liabilities	Liabilities

As at June 30, 2010:
Derivatives designated as a cash flow hedge:
Foreign currency contracts	1,314	—	—	(9,962)	(4,800)
Derivative not designated as a cash flow hedge:
Foreign currency contracts	601	476	—	(9,199)	(3,900)
Interest rate swaps	15,672	75,286	(32,467)	(126,511)	(485,896)
Forward freight agreements	552	—	—	—	—
Bunker fuel swap contracts	—	—	—	(1,417)	—
Foinaven embedded derivative	—	—	—	—	(9,837)

	18,139	75,762	(32,467)	(147,089)	(504,433)

As at December 31, 2009:
Derivatives designated as a cash flow hedge:
Foreign currency contracts	11,697	250	—	(2,021)	(71)
Derivative not designated as a cash flow hedge:
Foreign currency contracts	1,351	174	—	(705)	(214)
Interest rate swaps	16,336	17,695	(28,499)	(133,224)	(213,971)
Forward freight agreements	—	—	—	(504)	—
Bunker fuel swap contracts	612	—	—	—	—
Foinaven embedded derivative	—	—	—	—	(8,769)

	29,996	18,119	(28,499)	(136,454)	(223,025)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency contracts designated and qualifying as cash flow hedges that was recognized in (1) other accumulated comprehensive income (or AOCI), (2) recorded in accumulated other comprehensive income (loss) during the term of the hedging relationship and reclassified to earnings, and (3) the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Three Months Ended June 30, 2010				Three Months Ended June 30, 2009
Balance				Balance
Sheet				Sheet
(AOCI)	Statement of Income (Loss)			(AOCI)	Statement of Income (Loss)
Effective	Effective	Ineffective		Effective	Effective	Ineffective
Portion	Portion	Portion		Portion	Portion	Portion
(16,002)	(177)	(1,433)	Vessel operating expenses	21,047	(2,845)	6,919	Vessel operating expenses
	(707)	(844)	General and administrative expenses		(3,098)	1,692	General and administrative expenses

(16,002)	(884)	(2,277)		21,047	(5,943)	8,611

Six Months Ended June 30, 2010				Six Months Ended June 30, 2009
Balance				Balance
Sheet				Sheet
(AOCI)	Statement of Income (Loss)			(AOCI)	Statement of Income (Loss)
Effective	Effective	Ineffective		Effective	Effective	Ineffective
Portion	Portion	Portion		Portion	Portion	Portion
(19,942)	(551)	(3,515)	Vessel operating expenses	20,930	(11,299)	6,696	Vessel operating expenses
	(1,346)	(1,736)	General and administrative expenses		(7,388)	3,690	General and administrative expenses

(19,942)	(1,897)	(5,251)		20,930	(18,687)	10,386

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
Realized and unrealized (losses) gains from derivative instruments that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivatives in the consolidated statements of income (loss). The effect of the (loss) gain on derivatives not designated as hedging instruments in the statements of income (loss) are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swaps	(40,634)	(29,528)	(79,220)	(50,416)
Foreign currency forward contracts	(1,022)	(2,448)	(1,345)	(7,945)
Forward freight agreements and bunker fuel swap contracts	(2,207)	4,294	(4,356)	2,005

	(43,863)	(27,682)	(84,921)	(56,356)

Unrealized (losses) gains relating to:
Interest rate swaps	(164,032)	182,471	(209,838)	245,447
Foreign currency forward contracts	(8,836)	6,416	(12,053)	13,167
Forward freight agreements and bunker fuel swap contracts	(4,118)	(2,805)	(973)	4,889
Foinaven embedded derivative	1,624	(915)	713	(2,417)

	(175,362)	185,167	(222,151)	261,086

Total realized and unrealized (losses) gains on non-designated derivative instruments	(219,225)	157,485	(307,072)	204,730

As at June 30, 2010, the Company’s accumulated other comprehensive loss included $12.4 million of unrealized losses on foreign currency forward contracts designated as cash flow hedges. As at June 30, 2010, the Company estimated, based on then current foreign exchange rates, that it would reclassify approximately $8.1 million of net losses on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the next 12 months.
The Company is exposed to credit loss in the event of non-performance by the counterparties to the foreign currency forward contracts, interest rate swap agreements, FFAs and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
17. (Loss) Earnings Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	$	$	$	$

Net (loss) income attributable to stockholders’ of Teekay Corporation	(153,148)	159,359	(167,150)	240,864

Weighted average number of common shares	72,961,471	72,535,899	72,875,508	72,526,101
Dilutive effect of stock-based compensation	—	262,124	—	361,373

Common stock and common stock equivalents	72,961,471	72,798,023	72,875,508	72,887,474

(Loss) earnings per common share:
- Basic	(2.10)	2.20	(2.29)	3.32
- Diluted	(2.10)	2.19	(2.29)	3.30
For the three and six months ended June 30, 2010, the anti-dilutive effect attributable to outstanding stock-based compensation was 3.3 million and 6.5 million shares, respectively. For the three and six months ended June 30, 2009, the anti-dilutive effect of 2.3 million and 4.6 million shares, respectively, attributable to outstanding stock based compensation was excluded from the calculation of diluted earnings per share.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
18. Income Tax Recovery (Expense)
The legal jurisdictions in which Teekay and several of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. However, among others, the Company’s Australian ship-owing subsidiaries and its Norwegian subsidiaries are subject to income taxes.
The following is a roll-forward of the Company’s unrecognized tax benefits, recorded in other long-term liabilities as at June 30, 2010, and December 31, 2009:

Balance of unrecognized tax benefits as at December 31, 2009	$40,943
Increase for positions related to the current period	1,880
Increase for positions taken in prior years	8,979
Decrease for positions taken in prior years	(5,847)
Decrease related to statute of limitations	(1,600)

Balance of unrecognized tax benefits as at June 30, 2010	$44,355

The majority of the net increase for positions for the six months ended June 30, 2010 relates to potential tax on freight income.
The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2006 through 2009 remain open to examination by some of the major taxing jurisdictions in which the Company is subject to tax.
The components of the provision for income tax recovery (expense) are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	$	$	$	$
Current	(7,662)	450	(9,449)	(397)
Deferred	12,809	4,148	21,903	(873)

Income tax recovery (expense)	5,147	4,598	12,454	(1,270)

19. Accounting Pronouncements Not Yet Adopted
In September 2009, the FASB issued an amendment to FASB ASC 605 Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Company on January 1, 2011, although earlier adoption is allowed. The Company is currently assessing the potential impact, if any, of adoption of this standard on its consolidated financial statements.
In July 2010, the FASB issued an amendment to FASB ASC 310, Receivables, that requires companies to provide more information in their disclosures about the credit quality of their financing receivables and the credit reserves held against them. The amendments that require disclosures as of the end of a reporting period are effective for periods ending on or after December 15, 2010. The amendments that require disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010. The Company is currently assessing the potential impacts, if any, of these amendments on its consolidated financial statements.
20. Subsequent Events
a)
On July 15, 2010, Teekay LNG completed a direct equity placement of approximately 1.7 million common units at the price of $29.18 per unit, for net proceeds (including the general partner’s proportionate capital contribution) of approximately $51 million. As a result, the Company’s ownership of Teekay LNG has been reduced from 49.2% to 47.7% (including the Company’s 2% general partner interest). Teekay maintains control of Teekay LNG by virtue of its control of the general partner and will continue to consolidate this subsidiary.

b)
On July 16, 2010, Teekay Tankers made loans totaling $115 million to a third party ship-owner (the Loans). The Loans bear interest at an annual interest rate of 9% per annum and have a fixed term of three years. The Loans are repayable in full, together with a 3% premium of the Loans then outstanding, on maturity and are collateralized by first priority mortgages on two 2010-built Very Large Crude Carriers owned by the ship-owner.

c)
On August 20, 2010, Teekay Offshore completed a public offering of approximately 6.0 million common units (including 787,500 common units issued upon the exercise of the underwriter’s overallotment option) at a price of $22.15 per unit, for gross proceeds (including the general partner’s proportionate capital contribution) of approximately $136.5 million. As a result, the Company’s ownership of Teekay Offshore has been reduced from 35.9% to 31.7% (including the Company’s 2% general partner interest). Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and will continue to consolidate this subsidiary.

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2010
PART I — FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
Teekay Corporation (Teekay or the Company) is a leading provider of international crude oil and gas marine transportation services and we also offer offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. Over the past decade, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included the expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary Teekay LNG Partners L.P. (or Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) and through Teekay Petrojarl AS (or Teekay Petrojarl), and expansion of our conventional tanker business through our publicly-listed subsidiary Teekay Tankers Ltd. (or Teekay Tankers). With a fleet of over 150 vessels, offices in 16 countries and approximately 6,100 seagoing and shore-based employees, Teekay provides comprehensive marine services to the world’s leading oil and gas companies, helping them link their upstream energy production to their downstream processing operations. Our goal is to create the industry’s leading asset management company focused on the Marine Midstream space.
SIGNIFICANT DEVELOPMENTS IN 2010
Public Offering of $450 Million Senior Unsecured Notes
In January 2010, we completed a public offering of $450 million senior unsecured notes due 2020, which bear interest at a rate of 8.5% per year. We used a portion of the offering proceeds to repurchase the majority of our outstanding 8.875% senior notes due 2011, and the remainder to repay amounts outstanding under a term loan and a portion of outstanding debt under one of our revolving credit facilities. Please read Item 1 — Financial Statements: Note 8 — Long-Term Debt.
Sale of Vessels to Teekay LNG
During March 2010, Teekay LNG acquired from us two 2009-built Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit, and one 2007-built Handy-max product tanker, the Alexander Spirit, for a total purchase price of $160 million. Teekay LNG financed the purchase by assuming $126 million of existing debt related to two of the vessels and borrowing under one of its revolving credit facilities for the remainder. In addition, Teekay LNG acquired approximately $15 million of working capital in exchange for a short-term vendor loan from us. The Bermuda Spirit and the Hamilton Spirit are currently operating under 12-year fixed-rate contracts to Centrofin, an international owner of 28 vessels, and the Alexander Spirit is currently employed on a 10-year fixed-rate contract to Caltex Australia Petroleum Pty Ltd.
Private Placement by Teekay LNG
During July 2010, Teekay LNG completed a direct equity placement of approximately 1.7 million common units at a price of $29.18 per unit, for net proceeds of approximately $51 million (including its general partner’s $1.0 million proportionate capital contribution). As a result, our ownership of Teekay LNG has been reduced from 49.2% to 47.7% (including our 2% general partner interest). We maintain control of Teekay LNG by virtue of our control of the general partner and will continue to consolidate this subsidiary.
Public Offerings by Teekay Offshore
During March 2010, Teekay Offshore completed a public offering of approximately 5.1 million common units (including 660,000 units issued upon the exercise of the underwriter’s overallotment option) at a price of $19.48 per unit, for gross proceeds of $100.6 million (including the general partner’s $2.0 million proportionate capital contribution). Teekay Offshore used the total net proceeds from the offering to repay the vendor financing of $60.0 million we provided for the acquisition from us of the floating production, storage and offloading (or FPSO) unit, the Petrojarl Varg and to finance a portion of the April 2010 acquisition from us of the floating storage and offtake (or FSO) unit, the Falcon Spirit, for $44.1 million.
During August 2010, Teekay Offshore completed a public offering of approximately 6.0 million common units (including 787,500 units issued upon the exercise of the underwriter’s overallotment option) at the price of $22.15 per unit, for gross proceeds of approximately $136.5 million (including the general partner’s $2.7 million proportionate capital contribution). As a result of the above transactions, our ownership of Teekay Offshore was reduced from 40.5% to 31.7% (including our 2% general partner interest). We maintain control of Teekay Offshore by virtue of our control of the general partner and will continue to consolidate this subsidiary.
Public Offering by and Sale of Vessels to Teekay Tankers
During April 2010, Teekay Tankers completed a public offering of approximately 8.8 million common shares of its Class A Common Stock (including 1,079,500 common shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.25 per share, for gross proceeds of $107.5 million. Teekay Tankers used the total net proceeds from the offering to acquire from us for a total purchase price of $168.7 million the following three vessels: the Suezmax tanker, the Yamuna Spirit, the Suezmax tanker, the Kaveri Spirit, and the Aframax tanker, the Helga Spirit. As part of the purchase price for these vessels, Teekay Tankers issued to us 2.6 million unregistered common shares at an amount equivalent to the public offering price of $12.25. As a result of these transactions, we hold a 37.1% ownership interest in Teekay Tankers. We maintain voting control of Teekay Tankers through our ownership of shares of Class A and Class B Common Stock and continue to consolidate this subsidiary.

Teekay Tankers First Priority Ship Mortgage Loans
During July 2010, Teekay Tankers made loans totaling $115 million investment to a third party ship-owner (the Loans). The Loans bear interest at an annual interest rate of 9% per annum and have a fixed term of three years. The Loans are repayable in full, together with a 3% premium of the Loans then outstanding, on maturity and are secured by first priority mortgages on two 2010-built Very Large Crude Carriers owned by the ship-owner. The Loans include a repayment premium feature which is expected to provide Teekay Tankers with a total return of approximately 10% per annum over the term of the Loans.
Foinaven FPSO Contract Amendment
In March 2010, we signed an agreement with the operator (Britoil plc) of the Foinaven FPSO unit and Foinaven co-venturers (Britoil plc and certain of its affiliates and Marathon Petroleum) to amend the operating contract for the FPSO unit, which also includes transportation services provided by two shuttle tankers. The amended contract provides for operating services for the Foinaven field until at least 2021 and includes operating performance incentives that may increase the revenue generated by the Foinaven FPSO unit.
The amended contract, which applied from January 1, 2010, is comprised of the following components: a daily rate, part of which is earned based on agreed operating performance incentives (adjusted annually based on industry indices); a production tariff based on the volume of oil produced; and a supplemental tariff based on both the volume of oil produced and the annual average Brent Crude Oil price. Based on crude oil prices at the time the agreement was signed, we expect that under the amended contract the Foinaven FPSO unit will generate incremental operating cash flow and net income of approximately $30 million to $40 million per annum over the anticipated life of the contract period.
Under the amended contract, we received two payments totaling approximately $59.2 million relating to the Foinaven FPSO unit’s operations in previous years. The first installment of approximately $30 million was paid in April 2010 and the balance was paid in the July 2010. We recognized approximately $30 million in revenue in the first quarter of 2010 in conjunction with the signing of the amended agreement and approximately $29.2 million in revenue in the second quarter of 2010 upon the completion of certain conditions.
Cidade de Rio das Ostras FPSO Contract Extension
In June 2010, we signed an agreement with the operator to extend the operating contract for the Cidade de Rio das Ostras FPSO (the Rio das Ostras FPSO, previously known as the Siri FPSO) unit for an additional seven years through the end of 2017 in the Brazilian offshore sector. The Rio das Ostras FPSO, which has operated at the Siri reservoir on the Badejo field in Brazil’s Campos Basin since 2008, will be re-deployed to the Aruana field in the Campos Basin following upgrades to prepare the unit for its new field. The upgrades are expected to be completed during the fourth quarter of 2010.
Pursuant to an omnibus agreement that Teekay Offshore entered into with us in connection with its initial public offering in December 2006, we are obligated to offer to Teekay Offshore our interest in certain shuttle tankers, FSO units and FPSO units and joint ventures we may acquire in the future, provided the vessels are servicing contracts in excess of three years in length. On August 31, 2010, we offered to sell the Rio das Ostras FPSO to Teekay Offshore at fair market value in accordance with the omnibus agreement and if accepted, the acquisition of this unit is expected to take place in the fourth quarter of 2010.
New Master Agreement with Statoil
On August 18, 2010, Teekay Offshore Operating L.P. (or OPCO), a subsidiary of Teekay Offshore signed a master agreement with Statoil ASA (or Statoil) to replace its existing volume-dependent contract of affreightment (or CoA), and covers fixed-rate, life-of-field time-charter contracts initially for seven dedicated shuttle tankers. This new master agreement is effective September 1, 2010. Under the terms of the master agreement, the vessels will be chartered under individual fixed-rate life-of-field time-charter contracts to service Tampen and Haltenbanken fields on the Norwegian Continental Shelf. The number of shuttle tankers covered by the master agreement may be adjusted annually, based on the requirements of the fields serviced under the master agreement. The fixed-rate nature of time-charter contracts is expected to provide Teekay Offshore with more seasonally stable and predictable cash flows compared to the CoA arrangement. The vessels chartered under this agreement would include the three newbuilding shuttle tankers that Teekay Corporation has recently offered to OPCO as further discussed below.
Teekay Corporation recently took delivery of one Aframax shuttle tanker newbuilding and has three additional Aframax shuttle tanker newbuildings that are scheduled to be delivered in late 2010 and 2011, for a total delivered cost of approximately $500 million. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to OPCO its interest in these vessels within 365 days of their delivery provided the vessels are servicing charter contracts in excess of three years in length. On August 31, 2010, Teekay Corporation offered OPCO to acquire three newbuilding shuttle tankers at fully built-up cost which would be used to service the new master agreement with Statoil. If Teekay Corporation’s offer for the three newbuilding shuttle tankers is accepted by OPCO, the purchases of the Amundsen Spirit, the Nansen Spirit and the Peary Spirit are expected to coincide with the commencement of their time-charter contracts under the Statoil master agreement in October 2010, January 2011 and July 2011, respectively.
OTHER SIGNIFICANT PROJECTS
Angola LNG Project
We have a 33% interest in a joint venture that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. Final award of the charter contract was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., have 34% and 33% interests in the joint venture, respectively. In accordance with existing agreements, we are required to offer to Teekay LNG our 33% interest in these vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012. Please read Item 1 — Financial Statements: Note 11(b) — Commitments and Contingencies — Joint Ventures.

RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations. In addition, you should consider certain factors when evaluating our historical financial performance and assessing our future prospects. These items can be found in Item 5 — “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2009.
In accordance with generally accepted accounting principles in the United States (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts and FPSO service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates of our four reportable segments where applicable.
We manage our business and analyze and report our results of operations on the basis of four reportable segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment. In order to provide investors with additional information about our conventional tanker segment, we have divided this operating segment into the fixed-rate tanker sub-segment and the spot tanker sub-segment. Please read Item 1 — Financial Statements: Note 2 — Segment Reporting.
Shuttle Tanker and FSO Segment
Our shuttle tanker and FSO segment (which includes our Teekay Navion Shuttle Tankers and Offshore business unit) includes our shuttle tankers and FSO units. The shuttle tanker and FSO segment had four shuttle tankers under construction as at June 30, 2010. One shuttle tanker delivered in July 2010 and the remaining three shuttle tankers are scheduled for delivery between September 2010 and July 2011. Please read Item 1 — Financial Statements: Note 11(a) — Commitments and Contingencies — Vessels Under Construction. We use these vessels to provide transportation and storage services to oil companies operating offshore oil field installations. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot market from time to time.
The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except	June 30,			June 30,
calendar-ship-days and percentages)	2010	2009	% Change	2010	2009	% Change

Revenues	167,502	138,324	21.1	323,450	288,189	12.2
Voyage expenses	35,761	16,167	121.2	65,064	34,575	88.2

Net revenues	131,741	122,157	7.8	258,386	253,614	1.9
Vessel operating expenses	41,494	42,941	(3.4)	84,815	89,331	(5.1)
Time-charter hire expense	23,433	25,695	(8.8)	48,471	57,873	(16.2)
Depreciation and amortization	33,456	28,738	16.4	64,014	57,991	10.4
General and administrative (1)	14,145	12,868	9.9	26,290	25,391	3.5
(Gain) loss on sale of vessels and equipment, net of write-downs	(736)	941	(178.2)	(736)	941	(178.2)
Restructuring charge	349	2,536	(86.2)	674	5,298	(87.3)

Income from vessel operations	19,600	8,438	132.3	34,858	16,789	107.6

Calendar-Ship-Days
Owned Vessels	2,669	2,641	9.9	5,550	5,431	6.5
Chartered-in Vessels	624	593	(34.6)	1,300	1,553	(31.5)

Total	3,293	3,234	1.7	6,850	6,984	(2.0)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

The average fleet size of our shuttle tanker and FSO segment (including vessels chartered-in) decreased for the three months and six months ended June 30, 2010, compared to the same periods last year, primarily due to a decline in the number of chartered-in shuttle tankers.
Net Revenues. Net revenues increased for the three and six months ended June 30, 2010 compared to the same periods last year, primarily due to:
•
increases of $4.5 million and $5.1 million, respectively, for the three and six months ended June 30, 2010, due to increased rates on certain contracts of affreightment, bareboat and time-charter contracts;

•
an increase of $3.0 million for the three months ended June 30, 2010, from an increase in shuttle tanker revenue days due to the impact on revenue generated by our shuttle tankers operating in the conventional spot market from increased demand for conventional crude transportation, partially offset by fewer revenue days from our shuttle tankers due to declining oil production at mature oil fields in the North Sea, compared to the same period last year;

•	increases of $2.6 million and $5.2 million, respectively, for the three and six months ended June 30, 2010, due to the inclusion of the Falcon Spirit FSO unit commencing in December 2009;
•	increases of $1.0 million and $3.1 million, respectively, for the three and six months ended June 30, 2010, due to foreign currency exchange differences as compared to the same periods last year; and
•
an increase of $0.8 million for the three and six months ended June 30, 2010, due to an agreement with one of our joint venture partners to receive compensation as the number of drydocking days for their vessel exceeded the maximum allowed;

partially offset by
•
decreases of $3.0 million and $6.3 million, respectively, for the three and six months ended June 30, 2010, due to the redelivery of one in-chartered vessel in June 2009 as it completed its time-charter contract;

•
decreases of $1.2 million and $0.3 million, respectively, for the three and six months ended June 30, 2010, due to a lower charter rate on the Navion Saga in accordance with the charter contract that took effect in the second quarter of 2010 as compared to the same periods last year, partially offset by a one-time reimbursement from customers for certain crewing costs in the three months ended March 31, 2010;

•
a decrease of $1.8 million for the six months ended June 30, 2010, from fewer shuttle tanker revenue days due to declining oil production at mature oil fields in the North Sea, partially offset by an increase in revenue days from our shuttle tankers due to the impact on revenue generated by our shuttle tankers operating in the conventional spot market from increased demand for conventional crude transportation; and

•
a decrease of $1.3 million for the six months ended June 30, 2010, from a reduction in the number of cargo liftings due to declining oil production at the Heidrun field, a mature oil field in the North Sea that is serviced by certain shuttle tankers on contracts of affreightment.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2010, compared to the same periods last year, primarily due to:
•
decreases of $2.3 million and $4.6 million, respectively, for the three and six months ended June 30, 2010, due to a decrease in the number of vessels drydocked, and the cost of services, spares and consumables during 2010. Certain repair and maintenance items are more efficient to complete while a vessel is in drydock. (Consequently, repair and maintenance costs will typically increase in periods when there is an increase in the number of vessels drydocked);

•
decreases of $2.1 million and $5.6 million, respectively, for the three and six months ended June 30, 2010, relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes;

•
decreases of $1.9 million and $1.5 million, respectively, for the three and six months ended June 30, 2010, in crewing costs resulting primarily from cost saving initiatives which commenced in 2009; and

•
decreases of $0.8 million and $1.6 million, respectively, for the three and six months ended June 30, 2010, due to the redelivery of one in-chartered vessel in June 2009 as it completed its time-charter agreement;

partially offset by
•	increases of $2.7 million and $3.6 million, respectively, for the three and six months ended June 30, 2010, due to the acquisition of a shuttle tanker in February 2010;
•	increases of $1.4 million and $1.2 million, respectively, for the three and six months ended June 30, 2010, relating to repairs and maintenance performed for certain vessels;
•	increases of $0.9 million and $1.7 million, respectively, for the three and six months ended June 30, 2010, due to the inclusion of an FSO unit in December 2009; and
•
increases of $0.3 million and $1.5 million, respectively, for the three and six months ended June 30, 2010, due to weakening of the U.S. Dollar against the Australian Dollar compared to the same periods last year.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and six months ended June 30, 2010, compared to the same periods last year, primarily due to:
•
decreases of $6.9 million and $14.2 million, respectively, for the three and six months ended June 30, 2010, from the redelivery of three in-chartered shuttles to their respective owners in June 2009, November 2009 and February 2010, whose in-charter contracts expired;

partially offset by
•
increases of $4.4 million and $5.2 million, respectively, for the three and six months ended June 30, 2010, due primarily to less off-hire in the in-chartered fleet and an increase in spot in-chartering of vessels, compared to the same periods last year.

Depreciation and Amortization. Depreciation and amortization expense increased for the three and six months ended June 30, 2010, compared to the same periods last year, primarily due to capitalized drydock and vessel upgrade costs incurred in the second half of 2009 and depreciation on the shuttle tanker acquired in February 2010, partially offset by lower amortization on our FSO units as certain conversion costs were fully depreciated at the end of a fixed term contract in April 2010.
Restructuring Charges. During the three and six months ended June 30, 2010, we incurred restructuring charges of $0.3 million and $0.7 million, respectively, primarily resulting from the completion of the reflagging of certain vessels and a change in the nationality mix of our crews.
FPSO Segment
Our FPSO segment (which includes our Teekay Petrojarl business unit) includes our FPSO units and other vessels used to service our FPSO contracts. We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts, contracts of affreightment or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our offshore oil platforms, which generally reduces oil production.
The following table presents our FPSO segment’s operating results and also provides a summary of the changes in calendar-ship-days for our FPSO segment:

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except	June 30,			June 30,
calendar-ship-days and percentages)	2010	2009	% Change	2010	2009	% Change

Revenues	124,223	97,572	27.3	256,221	189,498	35.2
Vessel operating expenses	50,433	47,301	6.6	98,398	93,187	5.6
Depreciation and amortization	23,754	25,745	(7.7)	47,502	51,525	(7.8)
General and administrative (1)	4,521	7,273	(37.8)	13,347	15,602	(14.5)

Income from vessel operations	45,515	17,253	163.8	96,974	29,184	232.3

Calendar-Ship-Days
Owned Vessels	728	819	(11.1)	1,448	1,629	(11.1)

Total	728	819	(11.1)	1,448	1,629	(11.1)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

The average fleet size of our FPSO segment (including vessels chartered-in) decreased for the six months ended June 30, 2010, compared to the same period last year. This was the result of one shuttle tanker that was converted to a FSO unit and transferred to the shuttle tanker and FSO segment in the fourth quarter of 2009.
Revenues. Revenues increased for the three and six months ended June 30, 2010, compared to the same periods last year, primarily due to:
•
increases of $29.2 million and $59.2 million, respectively, for the three and six months ended June 30, 2010, from payments under the amended operating contract for our Foinaven FPSO unit related to operations in previous years (as discussed above);

•	increases of $2.8 million and $5.8 million, respectively, for the three and six months ended June 30, 2010, due to supplemental efficiency payments also made under the amended Foinaven FPSO contract;
•
increases of $2.7 million and $6.5 million, respectively, for the three and six months ended June 30, 2010, from the Petrojarl Varg FPSO unit commencing operations under a new four-year fixed-rate contract extension beginning in the third quarter of 2009; and

•	an increase of $5.5 million for the six months ended June 30, 2010, from increased daily rates, tariff and incentive payments;
partially offset by
•
decreases of $6.3 million and $10.3 million, respectively, for the three and six months ended June 30, 2010, from the decrease in amortization of contract value liabilities relating to FPSO service contracts (as discussed below) due to extensions to the duration of the firm periods of certain contracts.

As part of our acquisition of Teekay Petrojarl, we assumed certain FPSO service contracts that had terms that were less favorable than prevailing market terms at the time of acquisition. This contract value liability, which was initially recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for the three and six months ended June 30, 2010, was $11.2 million and $24.3 million (2009 — $17.5 million and $34.6 million), respectively. Please read Item 1 — Financial Statements: Note 6 — Intangible Assets and In-Process Revenue Contracts.
Vessel Operating Expenses. Vessel operating expenses increased during the three and six months ended June 30, 2010, compared to the same periods last year, primarily due to increases in crewing costs related to changes in crew classifications and wage increases and an increase in services and repairs due to the timing of certain projects.
Depreciation and Amortization. Depreciation and amortization expense decreased for the three and six months ended June 30, 2010, compared to the same periods last year, primarily due to a reassessment of the residual value of the units in 2010.
Liquefied Gas Segment
Our liquefied gas segment (which includes our Teekay Gas Services business unit) consists of LNG and LPG carriers subject to long-term, fixed-rate time-charter contracts. At June 30, 2010, we had one LPG carrier under construction and scheduled for delivery in 2010 and two multi-gas carriers under construction, both of which are scheduled for delivery in 2011. In addition, we have a 33% interest in four LNG carriers under construction that are scheduled for delivery between August 2011 and January 2012, and will be accounted for under the equity basis. Upon delivery, all of these vessels will commence operation under long-term, fixed-rate time-charters. Please read Item 1 — Financial Statements: Note 11(a) — Commitments and Contingencies — Vessels Under Construction and Note 11(b) — Commitments and Contingencies — Joint Ventures.
The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels and vessels under direct financing lease for our liquefied gas segment:

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except	June 30,			June 30,
calendar-ship-days and percentages)	2010	2009	% Change	2010	2009	% Change

Revenues	60,797	57,265	6.2	123,331	114,848	7.4
Voyage expenses	122	(34)	(458.8)	95	258	(63.2)

Net revenues	60,675	57,299	5.9	123,236	114,590	7.5
Vessel operating expenses	11,356	12,434	(8.7)	22,726	24,459	(7.1)
Depreciation and amortization	15,885	15,471	2.7	31,412	30,068	4.5
General and administrative (1)	5,558	5,055	10.0	10,329	9,975	3.5
Restructuring charge	195	1,030	(81.1)	314	3,212	(90.2)

Income from vessel operations	27,681	23,309	18.8	58,455	46,876	24.7

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	1,274	1,182	7.8	2,534	2,187	15.9

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

The increase in the average fleet size of our liquefied gas segment was primarily due to the deliveries of one LNG carrier in March 2009 (the Tangguh LNG Delivery) and two new LPG carriers in April 2009 and November 2009, respectively (the LPG Deliveries).
During the six months ended June 30, 2010 two of our LNG carriers, the Arctic Spirit and Dania Spirit, were off-hire for a total of 196 days, of which approximately 22 days and 15 days, respectively, related to scheduled drydockings, with the remainder due to the Arctic Spirit being offhire.
Net Revenues. Net revenues increased for the three and six months ended June 30, 2010, compared to the same periods last year, primarily due to:
•
increases of $5.6 million and $14.6 million, respectively, for the three and six months ended June 30, 2010, due to the commencement of the time-charters from the Tangguh LNG Delivery and the LPG Deliveries;

partially offset by
•
decreases of $0.2 million and $5.3 million, respectively, for the three and six months ended June 30, 2010, due to the Arctic Spirit being off-hire during the first half of 2010 primarily due to the vessel being off-hire and in part due to a scheduled drydocking;

•
decreases of $1.3 million and $0.3 million, respectively, for the three and six months ended June 30, 2010, due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar compared to the same periods last year; and

•	a decrease of $0.2 million for the three months ended June 30, 2010, due to the Dania Spirit being off-hire for 15 days in the second quarter of 2010 for a scheduled drydocking.
Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2010, compared to the same periods last year, primarily due to:
•	decreases of $1.8 million and $2.1 million, respectively, for the three and six months ended June 30, 2010, relating to lower crewing, insurance, repairs and maintenance costs; and
•
decreases of $0.7 million and $1.0 million, respectively, for the three and six months ended June 30, 2010, due to our cancellation of loss-of-hire insurance in 2009 and reduction in crewing levels for certain of our LNG carriers;

partially offset by
•	an increase of $1.4 million for the three and six months ended June 30, 2010, due to additional crew training expenses relating to the three newly delivered LNG carriers.
Depreciation and Amortization. Depreciation and amortization expense increased for the three and six months ended June 30, 2010, compared to the same periods last year, primarily due to:
•
increases of $1.3 million and $1.7 million, respectively, for the three and six months ended June 30, 2010, relating to amortization of capitalized drydocking expenditures incurred during the third and fourth quarters of 2009 and the first quarter of 2010; and

•	increases of $0.3 million and $0.8 million, respectively, for the three and six months ended June 30, 2010, from the LPG Deliveries;
partially offset by
•
decreases of $0.9 million and $1.1 million, respectively, for the three and six months ended June 30, 2010, from the commencement of the time-charter contracts for the Tangguh Hiri and Tangguh Sago in January 2009 and May 2009, respectively, which are accounted for as direct financing leases.

Conventional Tankers Segment
Our conventional tanker segment consists of conventional crude oil and product tankers that are subject to: long-term, fixed-rate time-charter contracts, which have an original term of one year or more; operate in the spot tanker market; or are subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts, which have an original term of less than one year.
Effective January 1, 2010, the operating results of vessels that were employed on fixed rate time-charters and contracts of affreightment that had an original duration of more than one year but less than three years have been included in the fixed-rate tanker sub-segment of the conventional tankers segment. Previously, these operating results were included in our spot tanker sub-segment. The following operating results, TCE rates and related period to period comparisons have been retroactively adjusted to reflect this change as if it had been made on January 1, 2009.
a) Fixed-Rate Tanker Sub-Segment
Our fixed-rate tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Tankers Services business unit), includes conventional crude oil and product tankers on fixed-rate time charters with an original duration of more than one year.

The following table presents our fixed-rate tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker sub-segment:

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except	June 30,			June 30,
calendar-ship-days and percentages)	2010	2009	% Change	2010	2009	% Change

Revenues	95,139	100,858	(5.7)	189,171	194,538	(2.8)
Voyage expenses	1,381	1,758	(21.4)	2,077	3,062	(32.2)

Net revenues	93,758	99,100	(5.4)	187,094	191,476	(2.3)
Vessel operating expenses	31,000	21,246	45.9	56,997	43,617	30.7
Time-charter hire expense	14,064	21,369	(34.2)	29,203	41,479	(29.6)
Depreciation and amortization	19,367	16,526	17.2	39,184	31,598	24.0
General and administrative (1)	8,872	10,271	(13.6)	17,851	18,753	(4.8)
Loss on sale of vessels and equipment, net of write-downs	401	3,280	—	1,166	3,280	—
Restructuring charge	5	354	(98.6)	111	505	(78.0)

Income from vessel operations	20,049	26,054	(23.0)	42,582	52,244	(18.5)

Calendar-Ship-Days
Owned Vessels	2,990	2,600	15.0	5,856	5,210	12.4
Chartered-in Vessels	688	945	(27.2)	1,399	1,775	(21.2)

Total	3,678	3,545	3.8	7,255	6,985	3.9

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

The average fleet size of our fixed-rate tanker sub-segment (including vessels chartered-in) increased for the three and six months ended June 30, 2010, compared to the same periods last year, primarily due to:
•	the delivery of two new Suezmax tankers in June 2009 (the Suezmax Deliveries);
•	the purchase of a 2007-built product tanker which commenced a 10-year fixed-rate time-charter to Caltex Australia Petroleum Pty Ltd. during September 2009;
•	the transfer of five Suezmax tankers from the spot tanker sub-segment between September 2009 and April 2010 (the Suezmax Transfers); and
•
the transfer of two Aframax tankers, on a net basis, from the spot tanker sub-segment in 2009 and 2010 upon commencement of long-term time-charters, which have an original term of one year or more (the Aframax Transfers);

partially offset by
•	the transfer of two product tankers to the spot tanker sub-segment in July 2009 and January 2010 (the Product Tanker Transfers);
•	the sale of one product tanker in October 2009 and two Aframax tankers in November 2009 and January 2010 (the Vessel Sales); and

•	an overall decrease in the number of in-chartered vessels.
The Aframax Transfers, discussed above, consist of the transfer of two owned vessels and two in-chartered vessels from the spot tanker sub-segment, and the transfer of one owned vessel and one in-chartered vessel to the spot tanker sub-segment. The effect of the transactions are to increase the fixed tanker sub-segment’s net revenues, time-charter expenses, vessel operating expenses, and depreciation and amortization expenses.
Net Revenues. Net revenues decreased for the three and six months ended June 30, 2010, compared to the same periods last year, primarily due to:
•
decreases of $10.7 million and $20.0 million, respectively, for the three and six months ended June 30, 2010, from the redelivery of in-chartered vessels to their owners upon the expiration of the related in-charter contracts;

•	decreases of $10.0 million and $19.4 million, respectively, for the three and six months ended June 30, 2010, from the Vessel Sales;
•	decreases of $2.2 million and $6.2 million, respectively, for the three and six months ended June 30, 2010, from the Product Tanker Transfers; and
•
a decrease of $0.9 million for the three and six months ended June 30, 2010, due to interest-rate adjustments to the daily charter rates under the time-charter contracts for five of our Suezmax tankers (however, under the terms of the capital lease for these vessels, we had corresponding decreases in our lease payments, which are reflected as decreases to interest expense; therefore, these and future interest rate adjustments do not and will not affect our cash flow or net income);

partially offset by
•	increases of $13.0 million and $28.5 million, respectively, for the three and six months ended June 30, 2010, from the Aframax Transfers and the Suezmax Transfers;
•	increases of $4.5 million and $8.7 million, respectively, for the three and six months ended June 30, 2010, from the Suezmax Deliveries; and
•	increases of $3.2 million and $6.3 million, respectively, for the three and six months ended June 30, 2010, from the purchase of the product tanker.
Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2010, compared to the same periods last year, primarily due to:
•
increases of $6.2 million and $6.8 million, respectively, for the three and six months ended June 30, 2010, relating to higher crewing costs, higher insurance renewal rates upon annual renewal, and timing of repairs and maintenance costs;

•	increases of $3.8 million and $7.4 million, respectively, for the three and six months ended June 30, 2010, from the Aframax Transfers and Suezmax Transfers;
•	increases of $1.7 million and $3.6 million, respectively, for the three and six months ended June 30, 2010, from the purchase of the product tanker; and
•	increases of $1.3 million and $1.7 million, respectively, for the three and six months ended June 30, 2010, from the Suezmax Deliveries;
partially offset by
•	decreases of $3.2 million and $6.1 million, respectively, for the three and six months ended June 30, 2010, from the Vessel Sales.
Time-Charter Hire Expense. Time-charter hire expense decreased for the three and six months ended June 30, 2010, compared to the same periods last year, primarily due to a decrease in the number of in-chartered vessel days as vessels were redelivered to their owners upon expiration of in-charter contracts.
Depreciation and Amortization. Depreciation and amortization expense increased for the three and six months ended June 30, 2010, compared to the same periods last year, primarily due:
•	increases of $4.2 million and $8.5 million, respectively, for the three and six months ended June 30, 2010, from the Aframax and Suezmax Transfers;
•	increases of $1.6 million and $3.1 million, respectively, for the three and six months ended June 30, 2010, from the Suezmax Deliveries; and
•	increases of $0.5 million and $1.1 million, respectively, for the three and six months ended June 30, 2010, from an increase in capitalized drydocking expenditures being amortized;
partially offset by
•	decreases of $2.6 million and $5.0 million, respectively, for the three and six months ended June 30, 2010, from the Vessel Sales and Product Tanker Transfers.
b) Spot Tanker Sub-Segment
Our spot tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Tankers Services business unit), consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker sub-segment.
Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table presents our spot tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker sub-segment:

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except	June 30,			June 30,
calendar-ship-days and percentages)	2010	2009	% Change	2010	2009	% Change

Revenues	97,286	138,454	(29.7)	217,310	361,951	(40.0)
Voyage expenses	29,103	45,034	(35.4)	71,681	115,699	(38.0)

Net revenues	68,183	93,420	(27.0)	145,629	246,252	(40.9)
Vessel operating expenses	16,509	20,082	(17.8)	42,391	46,170	(8.2)
Time-charter hire expense	30,609	69,387	(55.9)	61,345	153,927	(60.1)
Depreciation and amortization	18,772	21,712	(13.5)	37,352	43,563	(14.3)
General and administrative (1)	17,160	13,753	24.8	30,530	27,207	12.2
(Gain) loss on sale of vessels and equipment, net of write-downs	357	(15,304)	(102.3)	352	(14,346)	(102.5)
Restructuring charge	3,646	1,083	236.7	6,879	1,546	345.0

(Loss) income from vessel operations	(18,870)	(17,293)	9.1	(33,220)	(11,815)	181.2

Calendar-Ship-Days
Owned Vessels	2,113	2,453	(13.9)	4,400	5,128	(14.2)
Chartered-in Vessels	1,422	2,520	(43.6)	2,859	5,392	(47.0)

Total	3,535	4,973	(28.9)	7,259	10,520	(31.0)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker sub-segment based on estimated use of corporate resources). For further discussion, please read “Other Operating Results — General and Administrative Expenses.”

The average size of our spot tanker fleet (including vessels chartered-in) decreased for the three and six months ended June 30, 2010, compared to the same periods last year, primarily due to:
•	the sale of two product tankers in May 2009 (the Spot Product Tanker Sales);
•	the transfer of five Suezmax tankers to the fixed-rate tanker sub-segment between September 2009 and April 2010 (the Spot Suezmax Transfers);
•	the net transfer of two Aframax tankers to the fixed-rate tanker sub-segment in 2009 and 2010 (the Spot Aframax Tanker Transfers); and

•	an overall decrease in the number of in-chartered vessels;
partially offset by
•	the delivery of five new Suezmax tankers between January 2009 to December 2009 (the Spot Suezmax Deliveries); and
•	the transfer of two product tankers from the fixed-rate tanker sub-segment in July 2009 and January 2010 (the Product Tanker Transfers).
Tanker Market and TCE Rates
The average freight rates for crude oil tankers during the second quarter of 2010 were relatively unchanged from the previous quarter, in contrast to the seasonal decline which typically occurs at the end of the winter season. Second quarter tanker rate strength was primarily driven by the continued recovery in global oil demand, led by China, where crude oil imports reached a record high of 5.4 million barrels per day (or mb/d) in June 2010. Large crude oil tanker rates were aided by the temporary removal from the active trading fleet of approximately 25 Very Large Crude Carriers to be used as floating storage off the coast of Iran while the Suezmax sector was supported by strong Asian demand for crude oil sourced from West Africa, a relatively ton-mile intensive trade route.
The world tanker fleet grew by 11.9 million deadweight tonnes (or mdwt), or approximately 2.7%, in the first half of 2010. This compares to fleet growth of 20.3 mdwt, or 5.0%, in the same period of 2009. A higher level of fleet removals compared to recent years has dampened tanker fleet growth in 2010 to date. In total, 10.6 mdwt of tanker capacity was removed for scrapping or conversion in the first half of the year. The ongoing phase-out of the world’s remaining single-hull tankers should continue to dampen tanker fleet growth in the near- to medium-term. Tanker freight rates have declined during the third quarter to date due to seasonal factors such as increased oil field maintenance in the North Sea, and the unwinding of floating storage contracts which has the effect of increasing the actively trading tanker fleet.
In July 2010, the International Monetary Fund raised its forecast for global GDP growth in 2010 from 4.2% to 4.6%, its fifth upward revision since its April 2009 forecast of 1.9% GDP growth. The International Energy Agency is forecasting 2010 global oil demand of 86.5 mb/d which constitutes growth of 1.8 mb/d, or 2.1%, over 2009 levels, the fastest rate of oil demand growth since 2004. China is expected to account for approximately 40% of global oil demand growth this year.

The following table outlines the TCE rates earned by the vessels in our spot tanker sub-segment for the three and months ended June 30, 2010 and 2009, and excludes the realized results of synthetic time-charters (or STCs) and forward freight agreements (or FFAs), which we enter into at times as hedges against a portion of our exposure to spot tanker market rates or for speculative purposes.

	Three Months Ended
	June 30, 2010			June 30, 2009
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers	29,797	976	30,528	27,633	1,099	25,139
Aframax Tankers	32,300	1,787	18,076	53,324	3,106	17,165
Large/Medium Product Tankers	7,233	511	14,147	11,041	663	16,643

Other (2)	(1,147)			1,422

Totals	68,183	3,274	20,824	93,420	4,868	19,186

	Six Months Ended
	June 30, 2010			June 30, 2009
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers	59,273	1,945	30,474	67,910	2,111	32,166
Aframax Tankers	74,492	3,981	18,712	146,179	6,727	21,729
Large/Medium Product Tankers	14,355	1,006	14,265	30,952	1,540	20,093

Other (2)	(2,491)			1,211

Totals	145,629	6,932	21,008	246,252	10,378	23,726

(1)	Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment less than 1 year.

(2)	Includes the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the amortization of in-process revenue contracts and the cost of fuel while offhire.
Spot tanker rates increased for the three months ended June 30, 2010, and declined for the six months ended June 30, 2010, compared to the same periods last year. The TCE rates for the three and six months ended June 30, 2010 generally reflect continued weak global oil demand caused by the global economic slowdown. Partially in response to this slowdown, we reduced our exposure to the spot tanker market through the sale of certain vessels that were trading on the spot market, entered into fixed-rate time charters for certain tankers that were previously trading in the spot market, and re-delivered in-chartered vessels. This shift away from our spot tanker employment to fixed-rate employment provided increased cash flow stability through a volatile spot tanker market.
Net Revenues. Net revenues decreased for the three and six months ended June 30, 2010, compared to the same periods last year, primarily due to:
•
decreases of $17.6 million and $43.1 million, respectively, for the three and six months ended June 30, 2010, from a decrease in the number of in-chartered vessels as we continued to reduce our exposure to the spot tanker market;

•	a decrease of $42.3 million for the six months ended June 30, 2010, primarily from decreases in our average spot tanker TCE rate due to spot tanker market weakness;
•	decreases of $9.5 million and $27.0 million, respectively, for the three and six months ended June 30, 2010, from the Spot Aframax and Spot Suezmax Transfers;
•
decreases of $2.5 million and $2.8 million, respectively, for the three and six months ended June 30, 2010, from a change in the number of days our vessels were off-hire due to regularly scheduled maintenance; and

•	decreases of $1.3 million and $6.7 million, respectively, for the three and six months ended June 30, 2010, from the Spot Product Tanker Sales;

partially offset by
•	increases of $8.9 million and $17.2 million, respectively, for the three and six months ended June 30, 2010, from the Spot Suezmax Deliveries; and
•	increases of $2.1 million and $4.0 million, respectively, for the three and six months ended June 30, 2010, from the Product Tanker Transfers.
Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2010, compared to the same periods last year, primarily due to:
•	decreases of $3.1 million and $5.8 million, respectively, for the three and six months ended June 30, 2010, from the Spot Aframax Transfers and Suezmax Transfers;
•
decreases of $2.8 million and $2.4 million, respectively, for the three and six months ended June 30, 2010, from lower crewing costs due to the positive impact of foreign currency exchange rate fluctuations, a reduction in the number of crew on some vessels, as well as lower repairs and maintenance, and consumable costs resulting from the review and renegotiation of several key supplier contracts during 2009; and

•	decreases of $0.6 million and $1.8 million, respectively, for the three and six months ended June 30, 2010, from the Spot Product Tanker Sales;
partially offset by
•	increases of $2.0 million and $4.0 million, respectively, for the three and six months ended June 30, 2010, from the Spot Suezmax Deliveries; and
•	increases of $0.8 million and $2.2 million, respectively, for the three and six months ended June 30, 2010, from the Product Tanker Transfers.
Time-Charter Hire Expense. Time-charter hire expense decreased for the three and six months ended June 30, 2010, compared to the same periods last year, primarily due to the decrease in the number of in-chartered vessels due to redelivery of these vessels to their owners upon expiration of in-charter contracts.
Depreciation and Amortization. Depreciation and amortization expense decreased for the three and six months ended June 30, 2010, compared to the same periods last year, primarily due to:
•	decreases of $4.2 million and $8.4 million, respectively, for the three and six months ended June 30, 2010, from the Spot Aframax and Spot Suezmax Transfers; and
•	decreases of $0.3 million and $1.2 million, respectively, for the three and six months ended June 30, 2010, from the Spot Product Tanker Sales;
partially offset by
•	increases of $1.7 million and $4.0 million, respectively, for the three and six months ended June 30, 2010, from the Spot Suezmax Tanker Deliveries.
Restructuring Charges. During the three and six months ended June 30, 2010, we incurred restructuring charges of $3.6 million and $6.9 million, respectively, primarily relating to costs incurred for certain vessel crew changes relating to three of our vessels. We changed the crew operations being managed by an external management company to our own international seafarers.
Other Operating Results
The following table compares our other operating results for the three and six months ended June 30, 2010 and 2009:

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except	June 30,			June 30,
percentages)	2010	2009	% Change	2010	2009	% Change

General and administrative	(50,256)	(49,220)	2.1	(98,347)	(96,928)	1.5
Interest expense	(33,926)	(37,280)	(9.0)	(66,078)	(81,470)	(18.9)
Interest income	2,209	5,023	(56.0)	6,483	11,701	(44.6)
Realized and unrealized (losses) gains on non-designated derivative instruments	(219,225)	157,485	(239.2)	(307,072)	204,730	(250.0)
Equity (loss) income from joint ventures	(21,827)	27,380	(179.7)	(24,493)	38,802	(163.1)
Foreign exchange gain (loss)	27,488	(25,165)	(209.2)	56,514	(13,853)	(508.0)
Loss on bond repurchase	(537)	—	—	(12,645)	—	—
Other income	1,277	3,823	(66.6)	3,699	6,481	(42.9)
Income tax recovery (expense)	5,147	4,598	11.9	12,454	(1,270)	(1,080.6)

General and Administrative. General and administrative expenses increased to $50.3 million and $98.3 million, respectively, for the three and six months ended June 30, 2010, from $49.2 million and $96.9 million, respectively, for the same periods last year, primarily due to:
•
increases of $2.1 million and $3.1 million, respectively, for the three and six months ended June 30, 2010, associated with our equity-based compensation and long-term incentive program for management;

•
an increase of $1.7 million in compensation for the six months ended June 30, 2010 for shore-based employees and other personnel expenses primarily due to the weakening of the U.S. dollar against the Canadian dollar and the increase in the number of personnel, compared to the same period last year; and

•	increases of $0.7 million and $0.9 million, respectively, for the three and six months ended June 30, 2010, from timing of travel costs;
partially offset by
•	decreases of $0.7 million and $2.3 million, respectively, for the three and six months ended June 30, 2010, in corporate-related expenses; and
•	decreases of $0.3 million and $2.0 million, respectively, for the three and six months ended June 30, 2010, in unrealized and realized losses on foreign currency forward contracts.
During 2009, we initiated a company-wide review of our general and administrative expenses. We implemented various cost reduction initiatives, including the relocation of shore-based positions to lower cost jurisdictions. These initiatives, as well as a reduction in business development activities, also contributed to the decreases in corporate-related expenses compared to the prior periods.
Interest Expense. Interest expense decreased to $33.9 million and $66.1 million, respectively, for the three and six months ended June 30, 2010, from $37.3 million and $81.5 million, respectively, for the same periods last year, primarily due to:
•
decreases of $7.1 million and $21.7 million, respectively, for the three and six months ended June 30, 2010, primarily due to repayments of debt drawn under long-term revolving credit facilities and term loans and decreases in interest rates relating to long-term debt, which is explained in further detail below;

•
decreases of $2.1 million and $3.4 million, respectively, for the three and six months ended June 30, 2010, from the scheduled loan payments on the LNG carrier, the Catalunya Spirit, and scheduled capital lease repayments on the LNG carrier, the Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash); and

•	decreases of $0.2 million and $0.4 million, respectively, for the three and six months ended June 30, 2010, from declining interest rates on our five Suezmax tanker capital lease obligations;
partially offset by
•
increases of $6.0 million and $10.1 million, respectively, for the three and six months ended June 30, 2010, primarily due to the effect of the public offering of $450 million 8.5% senior unsecured notes due January 2020, partially offset by the repurchase of a majority of our 8.875% senior notes due 2011 in January 2010.

The debt repayments under long-term revolving credit facilities that contributed to our decreased interest expense were primarily funded with net proceeds from the issuance of equity securities by our publicly-listed subsidiaries and from the sale of assets to third parties. When one of our publicly-listed subsidiaries acquires an asset from Teekay Corporation, a significant portion of the acquisition typically has been financed through the issuance to the public of equity securities by the subsidiary. To the extent that there are no immediate investment opportunities, the proceeds from the issuance of these equity offerings and from the sale of assets to third parties generally have been applied towards debt reduction.
Interest Income. Interest income decreased to $2.2 million and $6.5 million, respectively, for the three and six months ended June 30, 2010, from $5.0 million and $11.7 million, respectively, for the same periods last year, primarily due to:
•
decreases of $1.1 million and $2.8 million, respectively, for the three and six months ended June 30, 2010, due to decreases in LIBOR rates relating to the restricted cash in Teekay Nakilat Corporation (or Teekay Nakilat) that is used to fund capital lease payments for its three LNG carriers;

•
decreases of $0.9 million and $1.2 million, respectively, for the three and six months ended June 30, 2010, primarily from scheduled capital lease repayments on one of our LNG carriers which was funded from restricted cash deposits; and

•	decreases of $0.8 million and $1.2 million, respectively, for the three and six months ended June 30, 2010, primarily relating to lower interest rates earned on our cash balances.

Realized and unrealized (losses) gains on non-designated derivative instruments. Net realized and unrealized (losses) gains on non-designated derivatives was a loss of $219.2 million and $307.1 million, respectively, for the three and six months ended June 30, 2010, compared to net realized and unrealized gain on non-designated derivatives of $157.5 million and $204.7 million, respectively, for the same periods last year, as detailed in the table below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in thousands of U.S. Dollars)	2010	2009	2010	2009

Realized (losses) gains relating to:
Interest rate swaps	(40,634)	(29,528)	(79,220)	(50,416)
Foreign currency forward contracts	(1,022)	(2,448)	(1,345)	(7,945)
Forward freight agreements and bunker fuel swap contracts	(2,207)	4,294	(4,356)	2,005

	(43,863)	(27,682)	(84,921)	(56,356)

Unrealized (losses) gains relating to:
Interest rate swaps	(164,032)	182,471	(209,838)	245,447
Foreign currency forward contracts	(8,836)	6,416	(12,053)	13,167
Forward freight agreements and bunker fuel swap contracts and other	(2,494)	(3,720)	(260)	2,472

	(175,362)	185,167	(222,151)	261,086

Total realized and unrealized (losses) gains on non-designated derivative instruments	(219,225)	157,485	(307,072)	204,730

Foreign Exchange Gain (Loss). Foreign currency exchange gain was $27.5 million and $56.5 million, respectively, for the three and six months ended June 30, 2010, compared to a foreign currency exchange loss of $(25.2) million and $(13.9) million, respectively, for the same periods last year. The changes in our foreign exchange gains or loss was primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Currently, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.
Equity (Loss) Income from Joint Ventures. Equity (loss) income from joint ventures were losses of $(21.8) million and $(24.5) million, respectively, for the three and six months ended June 30, 2010, compared to gains of $27.4 million and $38.8 million for the same periods last year. The income or loss was primarily comprised of our share of the Angola LNG Project earnings (losses) and the operations of the four RasGas 3 LNG Carriers. For the three and six months ended June 30, 2010, $(24.6) million and $(30.7) million, respectively, of the equity loss relates to our share of unrealized losses on interest rate swaps, compared to unrealized gains on interest rate swaps of $25.5 million and $33.3 million, respectively, included in equity income for the same periods last year.
Income Tax Recovery (Expense). Income tax recovery (expense) were recoveries of $5.1 million and $12.5 million, respectively, for the three and six months ended June 30, 2010, compared to a recovery (expense) of $4.6 million and $(1.3) million, respectively, for the same periods last year. The increases to income tax recoveries of $0.5 million and $13.7 million, respectively, were primarily due to an increase in deferred income tax recovery relating to unrealized foreign exchange translation losses.
Other Income. Other income of $1.3 million and $3.7 million, respectively, for the three and six months ended June 30, 2010, was primarily comprised of leasing income from our volatile organic compound emissions equipment and the amortization of certain restructuring gains.
Net (Loss) Income. As a result of the foregoing factors, net loss amounted to $(145.4) million and $(131.5) million, respectively, for the three and six months ended June 30, 2010, compared to net income of $193.6 million and $298.4 million, for the same periods last year.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations and our undrawn credit facilities. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, the scheduled repayments of long-term debt, as well as funding our working capital requirements. As at June 30, 2010, our total cash and cash equivalents totaled $641.5 million, compared to $422.5 million as at December 31, 2009. Our total liquidity, including cash and undrawn credit facilities, was $2.2 billion as at June 30, 2010 and December 31, 2009.
Our spot tanker market operations contribute to the volatility of our net operating cash flow. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
As at June 30, 2010, we had $284.6 million of scheduled debt repayments and $39.6 million of capital lease obligations coming due within the next 12 months. We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash such as cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months.
In March 2010, we signed an agreement with the operator (Britoil plc) of the Foinaven FPSO unit and Foinaven co-venturers (Britoil plc and certain of its affiliates and Marathon Petroleum) to amend the operating contract for the FPSO unit. As a result of the amended agreement, based on crude oil prices at the time the amended agreement was signed, we expect that under the amended contract the Foinaven FPSO unit will generate incremental operating cash flow of approximately $30 million to $40 million per annum over the anticipated life of the contract period.

Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. As of June 30, 2010, pre-arranged debt facilities were in place for all of our then remaining capital commitments relating to our portion of newbuildings currently on order. Our pre-arranged newbuilding debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, or the issuance of additional debt or equity securities or any combination thereof.
As at June 30, 2010, our revolving credit facilities provided for borrowings of up to $3.4 billion, of which $1.6 billion was undrawn. The amount available under these revolving credit facilities reduces by $103.4 million (remainder of 2010), $239.2 million (2011), $349.2 million (2012), $756.1 million (2013), $770.4 million (2014) and $1.2 billion (thereafter). The revolving credit facilities are collateralized by first-priority mortgages granted on 63 of our vessels, together with other related security, and are guaranteed by Teekay or our subsidiaries.
Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 31 of our vessels, together with other related security, and are generally guaranteed by Teekay or our subsidiaries. Our unsecured 8.875% Senior Notes are due July 15, 2011. In January 2010, we completed a public offering of $450 million senior unsecured notes due 2020, which bear interest at a rate of 8.5% per year. We used the offering proceeds to repurchase $160.5 million of our outstanding 8.875% Senior Notes due July 15, 2011, $150 million of the proceeds to repay amounts under a term loan and the remainder of the offering proceeds to repay a portion of our outstanding debt under one of our revolving credit facilities.
Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants and prepayment privileges, in some cases with penalties. Certain of the loan agreements require that we maintain a minimum level of free cash and as at June 30, 2010, this amount was $100.0 million. Certain of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines (with at least six months to maturity) of at least 7.5% of total debt and as at June 30, 2010, this amount was $231.8 million. We were in compliance with all loan covenants at June 30, 2010.
We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds, Euros and Norwegian Kroner.
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. With the exception of some of our forward freight agreements, we do not use these financial instruments for trading or speculative purposes. Please read Item 3 — Quantitative and Qualitative Disclosures About Market Risk.
The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.
Cash Flows
The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Six Months Ended June 30,
(in thousands of U.S. Dollars)	2010	2009
Net operating cash flows	220,314	229,268
Net financing cash flows	59,562	(444,055)
Net investing cash flows	(60,919)	(126,707)

Operating Cash Flows
Our net cash flow from operating activities fluctuates primarily as a result of tanker utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market contributes significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of the reduction in global oil demand that was caused by a slow-down in global economic activity that began in the latter part of 2008.
Net cash flow from operating activities decreased to $220.3 million for the six months ended June 30, 2010, from $229.3 million for the six months ended June 30, 2009. This decrease was primarily due to a reduction in the net cash flow generated by our spot tanker sub-segment and an increase in interest expense paid. Net cash flow generated by our spot tanker sub-segment decreased due to a reduction in the size of our spot tanker sub-segment fleet and a reduction in the average TCE rate earned by these vessels during the six months ended June 30, 2010, compared to the same period last year. Our interest expense paid increased as a result of an increase in realized losses on our interest rate swaps partially offset by a decrease in interest expense paid due to a reduction in the outstanding balances on our revolving credit facilities and lower interest rates. The decrease in net cash flow from operating activities from our spot tanker sub-segment and increase in interest expense paid was partially offset by an increase in net operating cash flow from our other three segments which includes the two payments totaling $59.2 million related to the Foinaven FPSO contract amendment, and a decrease in drydocking expenditures due to timing of scheduled vessel drydocks.
The results of our spot tanker segment, liquefied gas segment, FPSO segment and shuttle tanker and FSO segment, and the reduction in interest costs are explained in further detail in “ —Results of Operations”. Our current financial resources, together with cash anticipated to be generated from operations, are expected to be adequate to meet requirements in the next year.
Financing Cash Flows
During the six months ended June 30, 2010, our net proceeds from long-term debt net of debt issuance costs were $833.2 million. Our repayments and prepayments of long-term debt were $852.0 million during the six months ended June 30, 2010.
During March 2010, Teekay Offshore completed a public offering of approximately 5.1 million common units (including 660,000 units issued upon the exercise of the underwriter’s overallotment option) at a price of $19.48 per unit, for gross proceeds of $100.6 million (including the general partner’s $2.0 million proportionate capital contribution). Please read Item 1 — Financial Statements: Note 5 — Equity Offerings by Subsidiaries.
During April 2010, Teekay Tankers completed a public offering of approximately 8.8 million common shares (including 1,079,500 common shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.25 per share, for gross proceeds of $107.5 million. Teekay Tankers issued to us 2.6 million of unregistered common shares valued on a per-share basis at the public offering price of $12.25. Please read Item 1 — Financial Statements: Note 5 — Equity Offerings by Subsidiaries.
During July 2010, Teekay LNG completed a direct equity placement of approximately 1.7 million common units at the price of $29.18 per unit, for net proceeds of $51.0 million (including its general partner’s $1.0 proportionate capital contribution).
During August 2010, Teekay Offshore completed a public offering of approximately 6.0 million common units (including 787,500 units issued upon the exercise of the underwriter’s overallotment option) at the price of $22.15 per unit, for gross proceeds of $136.5 million (including the general partner’s $2.7 million proportionate capital contribution). Please read Item 1 — Financial Statements: Note 20 — Subsequent Events.
Dividends paid during the six months ended June 30, 2010, were $46.0 million, or $0.6325 per share. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock. We have paid a quarterly dividend since 1995.
Distributions from subsidiaries to non-controlling interests during the six months ended June 30, 2010, were $73.7 million.
Investing Cash Flows
During the six months ended June 30, 2010, we:
•
incurred capital expenditures for vessels and equipment of $92.4 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers; and

•	received net proceeds of $27.6 million from the sale of two Aframax tankers.

Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2010:

		Remainder of
In millions of U.S. Dollars	Total	2010	2011 and 2012	2013 and 2014	Beyond 2014

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	4,021.4	109.3	599.7	1,319.1	1,993.3
Chartered-in vessels (operating leases)	512.4	107.1	271.6	90.9	42.8
Commitments under capital leases (2)	209.7	11.8	197.9	—	—
Commitments under capital leases (3)	1,037.3	12.0	48.0	48.0	929.3
Commitments under operating leases (4)	470.2	12.5	50.1	50.2	357.4
Newbuilding installments (5) (6)	633.4	250.4	383.0	—	—
Asset retirement obligation	21.2	—	—	—	21.2

Total U.S. Dollar-denominated obligations	6,905.6	503.1	1,550.3	1,508.2	3,344.0

Euro-Denominated Obligations: (7)
Long-term debt (8)	347.0	5.6	200.6	13.9	126.9
Commitments under capital leases (2) (9)	112.2	32.9	79.3	—	—

Total Euro-denominated obligations	459.2	38.5	279.9	13.9	126.9

Total	7,364.8	541.6	1,830.2	1,522.1	3,470.9

(1)
Excludes expected interest payments of $47.9 million (remainder of 2010), $183.3 million (2011 and 2012), $151.0 million (2013 and 2014) and $293.2 million (beyond 2014). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 3.25% at June 30, 2010 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur in 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $31.7 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 — Financial Statements: Note 9 — Capital Lease Obligations and Restricted Cash.

(3)
Existing restricted cash deposits of $478.1 million, together with the interest earned on the deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive $433.6 million for these leases from 2010 to 2029.

(5)
Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs) for one LPG carrier, two multi-gas carriers and four shuttle tankers as of June 30, 2010. Please read Item 1 — Financial Statements: Note 11(a) — Commitments and Contingencies — Vessels Under Construction.

(6)
We also have a 33% interest in a joint venture that has entered into agreements for the construction of four LNG carriers. As at June 30, 2010, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $724.8 million of which our share is $239.2 million. Please read Item 1 — Financial Statements: Note 11(b) — Commitments and Contingencies — Joint Ventures.

(7)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as at June 30, 2010.

(8)
Excludes expected interest payments of $1.9 million (remainder of 2010), $6.4 million (2011 and 2012), $3.1 million (2013 and 2014) and $8.6 million (beyond 2014). Expected interest payments are based on EURIBOR at June 30, 2010, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of June 30, 2010. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(9)
Existing restricted cash deposits of $105.8 million, together with the interest earned on these deposits, are expected to equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are described in Item 5 — “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2009.
Goodwill
As of June 30, 2010, we had four reporting units with goodwill attributable to them. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to our other four reporting units with goodwill attributable to them might be impaired within the next year.
However, certain factors that impact our goodwill impairment tests are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements.”
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the six months ended June 30, 2010, contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects;
•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates;
•	the impact of the Foinaven amended contract on our future operating results;
•	the expected return on our first priority ship mortgage loans;
•
our belief that the master time charter arrangement with Statoil will provide more seasonally stable cash flows and predictability and the use of the Aframax newbuilding shuttle tankers under the new arrangement;

•	the sufficiency of working capital for short-term liquidity requirements;
•	future capital expenditure commitments and the financing requirements for such commitments;
•	delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time-charter contracts;
•	potential newbuilding order cancellations;
•	construction and delivery delays in the general tanker industry;
•	the expected timing and costs of upgrades to any vessels;
•	the future valuation of goodwill;
•	our compliance with covenants under our credit facilities;
•	our hedging activities relating to foreign currency exchange and interest rate risks;
•	the adequacy of restricted cash deposits to fund capital lease obligations;
•	the effectiveness of our risk management policies and procedures and the ability of the counter-parties to our derivative contracts to fulfill their contractual obligations;
•	the condition of financial and economic markets, including the recent credit crisis, interest rate volatility and the availability and cost of capital; and
•	the growth of global oil demand.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, processing and storage services; changes in demand for LNG and LPG; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in volumes of oil purchased under the Foinaven contract and the related price of oil; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to foreign currency exchange, interest rate and tanker spot market rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2009. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2010
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but do not use these financial instruments for trading or speculative purposes, except as noted below under Spot Tanker Market Rate Risk. Please read Item 1 — Financial Statements: Note 16 — Derivative Instruments and Hedging Activities.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Singapore Dollar, Canadian Dollar, Australian Dollar, Australian Dollar, British Pound, Euro and Norwegian Kroner.
We reduce our exposure by entering into foreign currency forward contracts. In most cases, we hedge a substantial majority of our net foreign currency exposure for the following 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.
As at June 30, 2010, we had the following foreign currency forward contracts:

	Expected Maturity Date
	Remainder of				Total
	2010	2011	2012	Total	Fair Value(1)
	Contract	Contract	Contract	Contract	Asset
	Amount(1)	Amount(1)	Amount(1)	Amount(1)	(Liability)
Norwegian Kroner:	$79.9	$120.5	$48.8	$249.2	$(15.0)
Average contractual exchange rate(2)	6.16	6.13	6.40	6.19
Euro:	$33.1	$45.0	$14.2	$92.3	$(9.7)
Average contractual exchange rate(2)	0.71	0.73	0.76	0.73
Canadian Dollar:	$20.0	$13.4	—	$33.4	$0.7
Average contractual exchange rate(2)	1.11	1.05	—	1.09
British Pounds:	$30.0	$37.2	$11.4	$78.6	$(1.5)
Average contractual exchange rate(2)	0.66	0.65	0.67	0.66

(1)	Contract amounts and fair value amounts in millions of U.S. Dollars.

(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at June 30, 2010, we had Euro-denominated term loans of 283.5 million Euros ($347.0 million) included in long-term debt and Norwegian Kroner-denominated deferred income taxes of approximately 104.7 million ($16.1 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our exposure to fluctuations in the Euro will not increase in the future.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at June 30, 2010, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

								Fair
	Expected Maturity Date							Value
	Balance							Asset /
	of 2010	2011	2012	2013	2014	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	86.2	255.5	235.7	403.9	823.0	1,287.8	3,092.1	(2,843.7)	1.2%
Variable Rate (Euro) (3) (4)	5.6	11.9	188.7	6.7	7.2	126.9	347.0	(317.2)	1.1%

Fixed-Rate Debt ($U.S.)	23.1	62.4	46.2	46.2	46.2	705.2	929.2	(920.0)	6.9%
Average Interest Rate	5.2%	6.1%	5.2%	5.2%	5.2%	7.3%	6.9%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	4.8	185.5	—	—	—	—	190.3	(190.3)	7.4%
Average Interest Rate (8)	7.5%	7.4%	—	—	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)(10)	239.8	170.3	276.3	82.5	96.4	2,742.1	3,607.4	(537.8)	4.8%
Average Fixed Pay Rate (2)	4.2%	3.5%	3.0%	4.9%	4.8%	6.0%	4.8%
Contract Amount (Euro) (4)	5.6	11.9	188.7	13.7	14.7	112.4	347.0	(34.4)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which as of June 30, 2010, ranged from 0.3% to 3.25%. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay our floating-rate debt.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2010.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 85.5 million Euros ($104.7 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at June 30, 2010, this amount was 86.5 million Euros ($105.8 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 — Financial Statements: Note 9 — Capital Lease Obligations and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at June 30, 2010, totaled $478.1 million, and the lease obligations, which as at June 30, 2010, totaled $470.4 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at June 30, 2010, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $445.2 million and $472.5 million, ($79.2) million and $95.5 million, and 4.9% and 4.8% respectively.

(7)
The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable (see Item 1 — Financial Statements: Note 9 — Capital Lease Obligations and Restricted Cash).

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(10)	Includes interest rate swaps of $200.0 million that commence in 2011.

Commodity Price Risk
From time to time we use bunker fuel swap contracts as economic hedges to protect against changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. As at June 30, 2010, we were committed to contracts totaling 27,270 metric tonnes with a weighted-average price of $455.65 per tonne, and a net fair value liability of $1.4 million. The bunker fuel swap contracts expire between July 2010 and December 2010. We have not designated these contracts as cash flow hedges for accounting purposes.
Spot Tanker Market Rate Risk
We use forward freight agreements (or FFAs) as economic hedges to protect against changes in spot tanker market rates earned by some of our vessels in our spot tanker segment. FFAs involve contracts to move a theoretical volume of freight at fixed-rates. As at June 30, 2010, the FFAs had an aggregate notional value of $22.1 million, which is an aggregate of both long and short positions, and a net fair value asset of $0.6 million. The FFAs expire between July 2010 and December 2010. We have not designated these contracts as cash flow hedges for accounting purposes.
We use FFAs in speculative transactions to increase or decrease our exposure to spot tanker market rates within strictly defined limits. Historically, we have used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decrease this exposure. We believe that we can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs. As at June 30, 2010, we were not committed to any speculative related FFAs.

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2010
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the risk factors below and other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009, which could materially affect our business, financial condition or results of operations.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
The Company’s 2010 Annual Meeting of Shareholders was held on June 23, 2010. The following persons were elected directors for a term of three years by the votes set forth opposite their names:

		Votes Against or	Shares which	Broker
Terms Expiring in 2013	Votes For	Withheld	Abstained	Non-Votes
Peter S. Janson	59,437,521	178,426	N/A	N/A
Eileen A. Mercier	56,601,342	3,014,605	N/A	N/A
Tore I. Sandvold	59,459,293	156,654	N/A	N/A
The terms of Directors Dr. Ian D. Blackburne, J. Rod Clark, C. Sean Day, Thomas Kuo-Yuen Hsu, Axel Karlshoej and Bjorn Moller continued after the meeting.
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010; AND
•	REGISTRATION STATEMENT ON FORM 8-A/A (FILE NO. 001-12874) FILED WITH THE SEC ON JULY 2, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION
Date: September 13, 2010	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)